Filed Pursuant to Rule 424(b)(3)
Registration No. 333-178333 and
Nos. 333-178333-01 through 333-178333-12

Prospectus Supplement No. 17

(To Prospectus dated December 29, 2011)

Horizon Lines, Inc.

Common Stock, Warrants, 6.00% Series A Convertible Secured Notes due 2017 and 6.00%

Series B Mandatorily Convertible Secured Notes due 2017

This Prospectus Supplement No. 17 supplements and amends the prospectus dated December 29, 2011, as supplemented by Prospectus Supplement No. 1 dated January 12, 2012, Prospectus Supplement No. 2 dated January 30, 2012, Prospectus Supplement No. 3 dated February 24, 2012, Prospectus Supplement No. 4 dated March 28, 2012, Prospectus Supplement No. 5 dated April 11, 2012, Prospectus Supplement No. 6 dated April 13, 2012, Prospectus Supplement No. 7 dated April 24, 2012, Prospectus Supplement No. 8 dated May 7, 2012, Prospectus Supplement No. 9 dated May 9, 2012, Prospectus Supplement No. 10 dated June 7, 2012, Prospectus Supplement No. 11 dated July 6, 2012, Prospectus Supplement No. 12 dated July 18, 2012, Prospectus Supplement No. 13 dated July 27, 2012, Prospectus Supplement No. 14 dated August 2, 2012, Prospectus Supplement No. 15 dated August 7, 2012 and Prospectus Supplement No. 16 dated August 28, 2012 (collectively referred to herein as the “Prospectus”).

This prospectus supplement is being filed to include the information set forth in Amendment No. 1 to our Quarterly Report on Form 10-Q/A filed on September 17, 2012, which is attached hereto.

This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement. This prospectus supplement is qualified by reference to the Prospectus, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any supplements and amendments thereto.

See “Risk Factors” beginning on page 18 of the Prospectus dated December 29, 2011, for a discussion of certain risks that you should consider prior to investing in the securities.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus supplement is September 17, 2012.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 10-Q/A

Amendment No. 1

(Mark one)

☒	Quarterly Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the quarterly period ended June 24, 2012

OR

☐	Transition Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from                     to

Commission File Number 001-32627

HORIZON LINES, INC.

(Exact name of registrant as specified in its charter)

Delaware	74-3123672
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

4064 Colony Road, Suite 200, Charlotte, North Carolina	28211
(Address of principal executive offices)	(Zip Code)

(704) 973-7000

(Registrant’s telephone number, including area code)

NOT APPLICABLE

(Former name, former address and former fiscal year, if changed since last report)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such a shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definition of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐     No  ☒

Indicate the number of shares outstanding of each of the issuer’s classes of common stock, as of the latest practicable date.

At July 23, 2012, 34,164,884 shares of the Registrant’s common stock, par value $.01 per share, were outstanding.

HORIZON LINES, INC.

Form 10-Q Index

i

EXPLANATORY NOTE

Horizon Lines, Inc. (the “Company”) is filing this Amendment No. 1 (the “Form 10-Q/A”) to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 24, 2012 (the “Form 10-Q”), originally filed with the U.S. Securities and Exchange Commission (“SEC”) on August 2, 2012, to reclassify certain amounts in Item 1, Financial Statements, and Item 2, Management’s Discussion and Analysis of Financial Condition and Results of Operations.

During the second quarter of 2012, the Company entered into a Global Termination Agreement with Ship Finance International Limited (“SFL”) whereby the Company issued $40.0 million aggregate principal amount of its Second Lien Senior Secured Notes due 2016 (“Second Lien Notes”) and warrants to purchase 9,250,000 shares of the Company’s common stock to satisfy its obligations in connection with certain vessel leases. The Company classified the liability for the $40.0 million of Second Lien Notes issued to SFL as a long-term liability of discontinued operations on the Company’s Condensed Consolidated Balance Sheet as of June 24, 2012 contained within the Form 10-Q. In addition, $1.3 million of interest expense related to the Second Lien Notes issued to SFL was recorded within net loss from discontinued operations on the Company’s Unaudited Condensed Statement of Operations for the quarter and six months ended June 24, 2012. The Company has corrected an immaterial error in classification by including its obligation under the Second Lien Notes issued to SFL, and the related deferred income taxes, as part of continuing operations on the Unaudited Condensed Consolidated Balance Sheet as of June 24, 2012. The Company has also corrected an immaterial error in classification by including the interest expense associated with the Second Lien Notes issued to SFL within net loss from continuing operations on the Unaudited Condensed Statements of Operations for the quarter and six months ended June 24, 2012.

The Company has also included its Unaudited Consolidated Statement of Changes in Stockholders’ Equity (Deficiency) in the Form 10-Q/A in order to more concisely disclose the impacts to shareholders’ equity during the six months ended June 24, 2012 as a result of the conversions of debt to equity and the issuance of warrants.

The Unaudited Condensed Consolidated Statements of Cash Flows in the Form 10-Q/A have been modified to disclose certain noncash transactions that occurred during the six months ended June 24, 2012 and June 26, 2011.

This Form 10-Q/A does not reflect events occurring after the filing of the Form 10-Q or modify or update any related disclosures. In particular, any forward-looking statements included in this Form 10-Q/A represent management’s view as of the filing date of the Form 10-Q.

Pursuant to the rules of the SEC, Item 6 of Part II has also been amended to include the currently dated certifications from the Company’s Chief Executive Officer and Chief Financial Officer as required by Sections 302 and 906. The certifications of the Company’s Chief Executive Officer and Chief Financial Officer are attached as Exhibits 31 and 32.

ii

PART I. FINANCIAL INFORMATION

1. Financial Statements

Horizon Lines, Inc.

Unaudited Condensed Consolidated Balance Sheets

(in thousands, except per share data)

	June 24, 2012	December 25, 2011
Assets
Current assets
Cash	$19,732	$21,147
Accounts receivable, net of allowance of $5,116 and $6,416 at June 24, 2012 and December 25, 2011, respectively	116,633	105,949
Materials and supplies	27,919	28,091
Deferred tax asset	5,128	10,608
Assets of discontinued operations	8,115	12,975
Other current assets	7,604	7,196

Total current assets	185,131	185,966
Property and equipment, net	160,082	167,145
Goodwill	198,793	198,793
Intangible assets, net	55,335	69,942
Other long-term assets	19,038	17,963

Total assets	$618,379	$639,809

Liabilities and Stockholders’ Equity (Deficiency)
Current liabilities
Accounts payable	$46,041	$31,683
Current portion of long-term debt, including capital lease	5,733	6,107
Accrued vessel rent	9,277	13,652
Liabilities of discontinued operations	7,791	45,313
Other accrued liabilities	81,693	97,097

Total current liabilities	150,535	193,852
Long-term debt, including capital lease, net of current portion	425,244	509,741
Deferred rent	11,317	13,553
Deferred tax liability	5,488	10,702
Liabilities of discontinued operations	793	51,293
Other long-term liabilities	24,216	26,654

Total liabilities	617,593	805,795

Stockholders’ equity (deficiency)
Preferred stock, $.01 par value, 30,500 shares authorized, no shares issued or outstanding	—	—
Common stock, $.01 par value, 100,000 shares authorized, 32,087 shares issued and outstanding as of June 24, 2012 and 2,421 shares issued and 2,269 shares outstanding as of December 25, 2011	931	605
Treasury stock, 152 shares at cost as of December 25, 2011	—	(78,538)
Additional paid in capital	378,687	213,135
Accumulated deficit	(381,840)	(303,260)
Accumulated other comprehensive income	3,008	2,072

Total stockholders’ equity (deficiency)	786	(165,986)

Total liabilities and stockholders’ equity (deficiency)	$618,379	$639,809

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Horizon Lines, Inc.

Unaudited Condensed Consolidated Statements of Operations

(in thousands, except per share amounts)

	Quarters Ended		Six Months Ended
	June 24, 2012	June 26, 2011	June 24, 2012	June 26, 2011
Operating revenue	$270,939	$253,731	$534,294	$494,451
Operating expense:
Cost of services (excluding depreciation expense)	236,894	215,309	470,694	427,038
Depreciation and amortization	10,397	10,947	20,797	21,824
Amortization of vessel dry-docking	2,622	4,070	6,635	8,138
Selling, general and administrative	19,529	19,842	41,042	43,677
Impairment charge	257	2,818	257	2,818
Legal settlements	—	(18,202)	—	(18,202)
Miscellaneous expense (income), net	233	(46)	(77)	397

Total operating expense	269,932	234,738	539,348	485,690

Operating income (loss)	1,007	18,993	(5,054)	8,761
Other expense:
Interest expense, net	17,491	12,910	35,230	23,626
Loss on conversion/modification of debt	47,403	889	36,421	630
Gain on change in value of debt conversion features	(32,800)	—	(19,130)	—
Other expense, net	4	8	18	22

(Loss) income from continuing operations before income tax expense	(31,091)	5,186	(57,593)	(15,517)
Income tax expense	49	681	346	196

Net (loss) income from continuing operations	(31,140)	4,505	(57,939)	(15,713)
Net loss from discontinued operations	(14,934)	(9,921)	(20,641)	(23,774)

Net loss	$(46,074)	$(5,416)	$(78,580)	$(39,487)

Basic net (loss) income per share:
Continuing operations	$(1.55)	$3.63	$(5.00)	$(12.68)
Discontinued operations	(0.75)	(7.99)	(1.78)	(19.19)

Basic net loss per share	$(2.30)	$(4.36)	$(6.78)	$(31.87)

Diluted net (loss) income per share:
Continuing operations	$(1.55)	$3.63	$(5.00)	$(12.68)
Discontinued operations	(0.75)	(7.99)	(1.78)	(19.19)

Diluted net loss per share	$(2.30)	$(4.36)	$(6.78)	$(31.87)

Number of weighted average shares used in calculations:
Basic	20,068	1,241	11,595	1,239
Diluted	20,068	1,241	11,595	1,239

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Horizon Lines, Inc.

Unaudited Condensed Consolidated Statements of Comprehensive Loss

(in thousands)

	Quarters Ended		Six Months Ended
	June 24, 2012	June 26, 2011	June 24, 2012	June 26, 2011
Net loss	$(46,074)	$(5,416)	$(78,580)	$(39,487)
Other comprehensive income:
Unwind of interest rate swap	339	—	679	—
Amortization of pension and post-retirement benefit transition obligation, net of tax	129	118	257	236
Change in fair value of interest rate swap, net of tax	—	20	—	474

Other comprehensive income	468	138	936	710

Comprehensive loss	$(45,606)	$(5,278)	$(77,644)	$(38,777)

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

Horizon Lines, Inc.

Unaudited Condensed Consolidated Statements of Cash Flows

(in thousands)

	Six Months Ended
	June 24, 2012	June 26, 2011
Cash flows from operating activities:
Net loss from continuing operations	$(57,939)	$(15,713)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	10,672	11,663
Amortization of other intangible assets	10,125	10,161
Amortization of vessel dry-docking	6,635	8,138
Amortization of deferred financing costs	1,404	2,018
Loss on conversion/modification of debt	36,421	630
Impairment charge	257	2,818
Legal settlements	—	(18,202)
Gain on change in value of debt conversion features	(19,130)	—
Deferred income taxes	266	2.026
Gain on equipment disposals	(213)	(368)
Stock-based compensation	258	364
Payment-in-kind interest expense	9,396	—
Accretion of interest on convertible notes	3,931	5,764
Accretion of interest on legal settlements	1,121	284
Changes in operating assets and liabilities:
Accounts receivable	(10,764)	(21,449)
Materials and supplies	94	(3,772)
Other current assets	(407)	(2,933)
Accounts payable	14,358	(10,973)
Accrued liabilities	(3,268)	(2,844)
Vessel rent	(6,612)	(2,237)
Vessel dry-docking payments	(9,336)	(6,839)
Legal settlement payments	(1,500)	(1,884)
Other assets/liabilities	32	(837)

Net cash used in operating activities from continuing operations	(14,199)	(44,185)
Net cash used in operating activities from discontinued operations	(19,891)	(20,975)

Cash flows from investing activities:
Purchases of property and equipment	(4,230)	(6,708)
Proceeds from the sale of property and equipment	830	1,402

Net cash used in investing activities from continuing operations	(3,400)	(5,306)
Net cash used in investing activities from discontinued operations	—	(390)

Cash flows from financing activities:
Payments on long-term debt	(1,125)	(9,375)
Borrowing under ABL facility	42,500	—
Borrowing under revolving credit facility	—	97,500
Payments on revolving credit facility	—	(9,000)
Payment of financing costs	(4,400)	(6,848)
Payments on capital lease obligations	(900)	(783)

Net cash provided by financing activities	36,075	71,494

Net increase in cash from continuing operations	18,476	22,003
Net decrease in cash from discontinued operations	(19,891)	(21,365)

Net (decrease) increase in cash	(1,415)	638
Cash at beginning of period	21,147	2,751

Cash at end of period	$19,732	$3,389

Supplemental disclosure of non-cash financing activity:
Second lien notes issued to SFL	$40,000	$—
Conversion of debt to equity	$282,278	$—
Notes issued as payment-in-kind	$15,730	$—

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Horizon Lines, Inc.

Unaudited Consolidated Statement of Changes in Stockholders’ Equity (Deficiency)

(in thousands)

	Common Shares	Common Stock	Treasury Stock	Additional Paid in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Stockholders’ (Deficiency) Equity
Stockholders’ deficiency at December 25, 2011	2,269	$605	$(78,538)	$213,135	$(303,260)	$2,072	$(165,986)
Vesting of restricted stock	10	—	—	51	—	—	51
Stock-based compensation	—	—	—	235	—	—	235
Stock issued as part of conversion of debt	29,796	326	—	75,443	—	—	75,769
Warrants issued as part of conversion of debt	—	—	—	124,423	—	—	124,423
Warrants issued to SFL	—	—	—	43,938	—	—	43,938
Conversion of warrants to stock	12	—	—	—	—	—	—
Retirement of treasury shares	—	—	78,538	(78,538)	—	—	—
Net loss	—	—	—	—	(78,580)	—	(78,580)
Unwind of interest rate swap	—	—	—	—	—	679	679
Amortization of pension and post-retirement benefit transition obligation, net of tax	—	—	—	—	—	257	257

Stockholders’ equity at June 24, 2012	32,087	$931	$—	$378,687	$(381,840)	$3,008	$786

The accompanying notes are an integral part of these consolidated financial statements.

HORIZON LINES, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1. Organization

Horizon Lines, Inc. (the “Company”) operates as a holding company for Horizon Lines, LLC (“Horizon Lines”), a Delaware limited liability company and wholly-owned subsidiary, Horizon Logistics, LLC (“Horizon Logistics”), a Delaware limited liability company and wholly-owned subsidiary, Horizon Lines of Puerto Rico, Inc. (“HLPR”), a Delaware corporation and wholly-owned subsidiary, and Hawaii Stevedores, Inc. (“HSI”), a Hawaii corporation and wholly owned subsidiary. Horizon Lines operates as a Jones Act container shipping business with primary service to ports within the continental United States, Puerto Rico, Alaska, and Hawaii. Under the Jones Act, all vessels transporting cargo between covered locations must, subject to limited exceptions, be built in the U.S., registered under the U.S. flag, manned by predominantly U.S. crews, and owned and operated by U.S.-organized companies that are controlled and 75% owned by U.S. citizens. Horizon Lines also offers terminal services. HLPR operates as an agent for Horizon Lines in Puerto Rico and also provides terminal services in Puerto Rico.

2. Basis of Presentation

The condensed consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany items have been eliminated in consolidation. Certain prior period balances have been reclassified to conform to current period presentation.

The Company has corrected an immaterial error in classification by including its $41.3 million principal and interest obligation as of June 24, 2012 under the Second Lien Notes issued to SFL, and the related deferred income taxes, as part of continuing operations in the Unaudited Condensed Consolidated Balance Sheet as of June 24, 2012. The Company has also corrected an immaterial error in classification by including $1.3 million of interest expense associated with the Second Lien Notes issued to SFL within net loss from continuing operations on the Unaudited Condensed Statements of Operations for the quarter and six months ended June 24, 2012.

The Unaudited Condensed Consolidated Statement of Cash Flows for the six months ended June 24, 2012 has been modified to disclose certain noncash transactions.

The Company has also included its Unaudited Consolidated Statement of Changes in Stockholders’ Equity (Deficiency) in order to more concisely disclose the impacts to shareholders’ equity during the six months ended June 24, 2012 as a result of the conversions of debt to equity and the issuance of warrants.

At a special meeting of the Company’s stockholders held on December 2, 2011, the Company’s stockholders approved an amendment to the Company’s certificate of incorporation effecting a reverse stock split. On December 7, 2011, the Company filed its restated certificate of incorporation to, among other things, effect the 1-for-25 reverse stock split. In connection with the reverse stock split, stockholders received one share of common stock for every 25 shares of common stock held at the effective time. The reverse stock split reduced the number of shares of outstanding common stock from 56.7 million to 2.3 million. Unless otherwise noted, all share-related amounts herein reflect the reverse stock split. In addition, proportional adjustments were made to the number of shares issuable upon the vesting of restricted shares and the exercise of outstanding options to purchase shares of common stock and the per share exercise price of those options.

During the third quarter of 2011, the Company began a review of strategic alternatives for its Five Star Express (“FSX”) service. As a result of several factors, including: 1) the projected continuation of volatile trans-Pacific freight rates, 2) high fuel prices, and 3) significant operating losses, the Company decided to discontinue its FSX service. On October 21, 2011, the Company finalized a decision to terminate the FSX service, and ceased all operations related to the FSX service during the fourth quarter of 2011. The entire component comprising the FSX service has been discontinued. Accordingly, there will not be any significant future cash flows related to these operations. As a result, the FSX service has been classified as discontinued operations in all periods presented.

During 2011, the entire component comprising the third-party logistics operations was discontinued. As part of the divestiture, the Company transitioned some of the operations and personnel to other logistics providers. There will not be any significant future cash flows related to these operations. In addition, the Company does not have any significant continuing involvement in the divested logistics operations. As a result, the logistics operations have been classified as discontinued operations in all periods presented.

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with the instructions to Form 10-Q and Rule 10-01 of Regulation S-X, and accordingly, certain financial information has been condensed and certain footnote disclosures have been omitted. Such information and disclosures are normally included in financial statements prepared in accordance with generally accepted accounting principles in the United States (“GAAP”). These financial statements should be read in conjunction with the consolidated financial statements and footnotes thereto included in the Company’s Annual Report on Form 10-K for the year ended December 25, 2011. The Company uses a 52 or 53 week (every sixth or seventh year) fiscal year that ends on the Sunday before the last Friday in December.

The financial statements as of June 24, 2012 and the financial statements for the quarters and six months ended June 24, 2012 and June 26, 2011 are unaudited; however, in the opinion of management, such statements include all adjustments necessary for the fair presentation of the financial information included herein, which are of a normal recurring nature. The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions and to use judgment that affects the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates. Results of operations for interim periods are not necessarily indicative of results for the full year.

The Company and each of its subsidiaries, other than Horizon Lines, LLC, fully and unconditionally guarantees the 11.00% First Lien Senior Secured Notes due 2016 and 13.00%-15.00% Second Lien Senior Secured Notes due 2016 in each case issued by Horizon Lines, LLC. See Note 3 for additional information. All of the Company’s subsidiaries are wholly-owned.

3. Long-Term Debt

As of the dates below, long-term debt consisted of the following (in thousands):

	June 24, 2012	December 25, 2011

First lien senior secured notes	$226,767	$228,228
Second lien senior secured notes	149,439	96,781
ABL facility	42,500	—
Capital lease obligations	6,617	7,530
6.0% convertible senior secured notes	3,410	181,098
4.25% convertible notes	2,244	2,211

Total long-term debt	430,977	515,848
Less current portion	(5,733)	(6,107)

Long-term debt, net of current portion	$425,244	$509,741

First Lien Notes

The 11.00% First Lien Senior Secured Notes (the “First Lien Notes”) were issued pursuant to an indenture on October 5, 2011. The First Lien Notes bear interest at a rate of 11.0% per annum, payable semiannually, beginning on April 15, 2012 and mature on October 15, 2016. The First Lien Notes are callable by the Company at 101.5% of their aggregate principal amount, plus accrued and unpaid interest in the first year after their issuance and at par plus accrued and unpaid interest thereafter. The Company is obligated to make mandatory prepayments of 1%, on an annual basis, of the original principal amount. These prepayments are payable on a semiannual basis and commenced on April 15, 2012. The First Lien Notes are fully and unconditionally guaranteed by all of the Company’s subsidiaries (collectively, the “Notes Guarantors”).

The First Lien Notes are secured by a first priority lien on all Secured Notes Priority Collateral and a second priority lien on all ABL Priority Collateral (each as defined below). The First Lien Notes contain affirmative and negative covenants which are typical for senior secured high-yield notes with no financial maintenance covenants. The First Lien Notes contain other covenants, including: change of control put at 101% (subject to a permitted holder exception); limitation on asset sales; limitation on incurrence of indebtedness and preferred stock; limitation on restricted payments; limitation on restricted investments; limitation on liens; limitation on dividends; limitation on affiliate transactions; limitation on sale/leaseback transactions; limitation on guarantees by restricted subsidiaries; and limitation on mergers, consolidations and sales of all/substantially all of the assets of the Company. These covenants are subject to certain exceptions and qualifications. The Company was in compliance with all such applicable covenants as of June 24, 2012.

On October 5, 2011, the fair value of the First Lien Notes was $228.4 million, which reflects the Company’s ability to call the First Lien Notes at 101.5% during the first year and at par thereafter. The original issue premium of $3.4 million is being amortized through interest expense through the maturity of the First Lien Notes.

The Company entered into a registration rights agreement with the purchasers of the First Lien Notes, which was amended on July 13, 2012. The Company is obligated to complete an A/B Exchange Offer as soon as practicable, but in no event later than 400 days after the issuance of the First Lien Notes.

Second Lien Notes

On October 5, 2011, the Company completed the sale of $100.0 million aggregate principal amount of its 13.00%-15.00% Second Lien Senior Secured Notes (the “Second Lien Notes”). The Second Lien Notes are fully and unconditionally guaranteed by the Notes Guarantors.

The Second Lien Notes bear interest at a rate of either: (i) 13% per annum, payable semiannually in cash in arrears; (ii) 14% per annum, 50% of which is payable semiannually in cash in arrears and 50% is payable in kind; or (iii) 15% per annum payable in kind, payable semiannually, beginning on April 15, 2012, and maturing on October 15, 2016. The Second Lien Notes are non-callable for 2 years from the date of their issuance, and thereafter the Second Lien Notes will be callable by the Company at (i) 106% of their aggregate principal amount, plus accrued and unpaid interest thereon in the third year, (ii) 103% of their aggregate principal amount, plus accrued and unpaid interest thereon in the fourth year, and (iii) at par plus accrued and unpaid interest thereafter.

The Second Lien Notes are secured by a second priority lien on all Secured Notes Priority Collateral and a third priority lien on all ABL Priority Collateral (each as defined below). The Second Lien Notes contain affirmative and negative covenants which are typical for senior secured high-yield notes with no financial maintenance covenants. The Second Lien Notes contain other covenants, including: change of control put at 101% (subject to a permitted holder exception); limitation on asset sales; limitation on incurrence of indebtedness and preferred stock; limitation on restricted payments; limitation on restricted investments; limitation on liens; limitation on dividends;

limitation on affiliate transactions; limitation on sale/leaseback transactions; limitation on guarantees by restricted subsidiaries; and limitation on mergers, consolidations and sales of all/substantially all of the assets of the Company. These covenants are subject to certain exceptions and qualifications. The Company was in compliance with all such applicable covenants as of June 24, 2012.

On October 5, 2011, the fair value of the Second Lien Notes outstanding on such date was $96.6 million. The original issue discount of $3.4 million is being amortized through interest expense through the maturity of the Second Lien Notes.

The Company entered into a registration rights agreement with the purchasers of the Second Lien Notes, which was amended on July 13, 2012. The Company is obligated to complete an A/B Exchange Offer as soon as practicable, but in no event later than 400 days after the issuance of the Second Lien Notes.

As discussed in Note 5, on April 5, 2012, the Company entered into a Global Termination Agreement with Ship Finance International Limited (“SFL”) whereby the Company issued $40.0 million aggregate principal amount of its Second Lien Notes and warrants to purchase 9,250,000 shares of the Company’s common stock to satisfy its obligations for certain vessel leases. The Second Lien Notes issued to SFL (the “SFL Notes”) have the same terms as the Second Lien Notes issued on October 5, 2011 (the “Initial Notes”), except that they are subordinated to the Initial Notes in the case of a bankruptcy and holders of the SFL Notes, so long as then held by SFL, have the option to purchase the Initial Notes in the event of a bankruptcy. SFL was allowed to join the registration rights agreement referred to above. On April 9, 2012, the fair value of the SFL Notes outstanding on such date approximated face value.

ABL Facility

On October 5, 2011, the Company entered into a $100.0 million asset-based revolving credit facility (the “ABL Facility”) with Wells Fargo Capital Finance, LLC (“Wells Fargo”). Use of the ABL Facility is subject to compliance with a customary borrowing base limitation. The ABL Facility includes an up to $30.0 million letter of credit sub-facility and a swingline sub-facility up to $15.0 million, with Wells Fargo serving as administrative agent and collateral agent. The Company has the option to request increases in the maximum commitment under the ABL Facility by up to $25.0 million in the aggregate; however, such incremental facility increases have not been committed to in advance. The ABL Facility was used on the closing date for the rollover of certain issued and outstanding letters of credit and is used by the Company for working capital and other general corporate purposes.

The ABL Facility matures October 5, 2016 (but 90 days earlier if the First Lien Notes and the Second Lien Notes are not repaid or refinanced as of such date). The interest rate on the ABL Facility is LIBOR or a base rate plus an applicable margin based on leverage and excess availability ranging from (i) 1.25% to 2.75%, in the case of base rate loans and (ii) 2.25% to 3.75%, in the case of LIBOR loans. A fee ranging from 0.375% to 0.50% per annum will accrue on unutilized commitments under the ABL Facility. As of June 24, 2012, borrowings outstanding under the ABL facility totaled $42.5 million and total availability was $17.3 million. The Company had $18.9 million of letters of credit outstanding as of June 24, 2012.

The ABL Facility is secured by (i) a first priority lien on the Company’s interest in accounts receivable, deposit accounts, securities accounts, investment property (other than equity interests of the subsidiaries and joint ventures of the Company) and cash, in each case with certain exceptions and (ii) a fourth priority lien on all or substantially all other assets of the Company securing the First Lien Notes, the Second Lien Notes and the 6.00% Convertible Notes.

The ABL Facility requires compliance with a minimum fixed charge coverage ratio test if excess availability is less than the greater of (i) $12.5 million or (ii) 12.5% of the maximum commitment under the ABL Facility. In addition, the ABL Facility includes certain customary negative covenants that, subject to certain materiality thresholds, baskets and other agreed upon exceptions and qualifications, will limit, among other things, indebtedness, liens, asset sales and other dispositions, mergers, liquidations, dissolutions and other fundamental changes, investments and acquisitions, dividends, distributions on equity or redemptions and repurchases of capital stock, transactions with affiliates, repayments of certain debt, conduct of business and change of control. The ABL Facility also contains certain customary representations and warranties, affirmative covenants and events of default, as well as provisions requiring compliance with applicable citizenship requirements of the Jones Act. The Company was in compliance with all such applicable covenants as of June 24, 2012.

6.00% Convertible Notes

On October 5, 2011, the Company issued $178.8 million in aggregate principal amount of new 6.00% Series A Convertible Senior Secured Notes due 2017 (the “Series A Notes”) and $99.3 million in aggregate principal amount of new 6.00% Series B Mandatorily Convertible Senior Secured Notes (the “Series B Notes” and, together with the Series A Notes, the “6.00% Convertible Notes”). The Series A Notes and the Series B Notes are each fully and unconditionally guaranteed by all of the Notes Guarantors. The 6.00% Convertible Notes were issued pursuant to an indenture, which the Company and the Notes Guarantors entered into with U.S. Bank National Association, as trustee and collateral agent, on October 5, 2011 (the “6.00% Convertible Notes Indenture”).

On January 11, 2012, the Company completed the mandatory debt-to-equity conversion of approximately $49.7 million of the Series B Notes. Approximately $18.5 million of the Series B Notes were converted into 1.0 million shares of common stock with the remainder being converted into warrants exercisable into 1.7 million shares of common stock. As a result of the conversion of a portion of the Series B Notes, the Company recorded a gain on conversion of approximately $11.3 million during the quarter ended March 25, 2012.

On March 27, 2012, the Company announced that it had signed restructuring support agreements with more than 96% of its noteholders to further deleverage its balance sheet in connection with and contingent upon a restructuring of the vessel charter obligations related to the Company’s discontinued FSX service. The restructuring support agreements provided, among other things, that substantially all of the remaining $228.4 million of the Company’s Series A and Series B Notes would be converted into the Company’s stock, or warrants for non-U.S. citizens.

On May 3, 2012, the Company completed the conversion process and converted $175.8 million of Series A Notes and $48.9 million of Series B Notes into equity. In addition, the Company converted $6.1 million of Series A Notes and $1.7 million of Series B Notes issued as payment in kind during the second quarter of 2012 to satisfy the interest obligations associated with the 6.0% Convertible Notes. As a result of the conversion transactions, the Company issued approximately 27.7 million shares of the Company’s common stock and warrants for the purchase of approximately an additional 45.5 million shares of the Company’s common stock to holders of the Series A Notes. In addition, the Company issued approximately 1.0 million shares of the Company’s common stock and warrants for the purchase of approximately an additional 1.7 million shares of the Company’s common stock to holders of the Series B Notes. The conversion price of the warrants is $0.01 per common share. As a result of the conversion of the Series A Notes and Series B Notes, the Company recorded a loss on conversion of approximately $48.5 million during the quarter ended June 24, 2012, which includes the payment of legal and other related fees of $2.6 million.

The remaining $3.7 million face value of the 6.00% Convertible Notes bear interest at a rate of 6.00% per annum, payable semiannually. The Series A Notes mature on April 15, 2017, and are convertible at the option of the holders, and at the Company’s option under certain circumstances, including listing of the Company’s shares of common stock on either the NYSE or NASDAQ markets, beginning on the one-year anniversary of the issuance of the Series A Notes, into shares of the Company’s common stock or warrants, as the case may be.

The remaining Series A Notes are convertible into shares of the Company’s common stock at a conversion rate equal to 402.3272 shares of common stock per $1,000 principal amount of Series A Notes. Beginning on October 5, 2012, the Company will have the option to convert all or any portion of the outstanding Series A Notes, upon not more than 60 days and not less than 20 days prior notice to noteholders; provided that (i) the Company’s common stock is listed on either the NYSE or NASDAQ markets and (ii) the 30 trading day volume weighted average price for the Company’s common stock for the 30-day period ending on the trading day preceding the date of such notice is equal to or greater than $15.75 per share. Holders of the Series A Notes may convert their notes at any time through the maturity date. Upon conversion, foreign holders may, under certain conditions, receive warrants in lieu of shares of common stock.

The Series B Notes are mandatorily convertible into shares of the Company’s common stock at a conversion rate equal to 54.7196 shares of common stock per $1,000 principal amount of Series B Notes, subject to the conditions that the Company’s common stock is listed on the NYSE or NASDAQ markets and that the Company is not in default under its debt obligations. The Series B Notes are mandatorily convertible at the Company’s option into shares of the Company’s common stock or warrants, as the case may be, in two equal installments of $49.7 million each on the three-month and nine-month anniversaries of the consummation of the exchange offer. The remaining Series B Notes will be automatically converted into Series A Notes on the one-year anniversary of the issuance of the 6.00% Convertible Notes if the Company is unable to effect the second mandatory conversion prior to such date.

The conversion rate of the remaining Series A Notes and Series B Notes may be increased in certain circumstances to compensate the holders thereof for the loss of the time value of the conversion right (i) if at any time the Company’s common stock or the common stock into which the new notes may be converted is greater than or equal to $11.25 per share and is not listed on the NYSE or NASDAQ markets or (ii) if a change of control occurs, unless at least 90% of the consideration received or to be received by holders of common stock, excluding cash payments for fractional shares, in connection with the transaction or transactions constituting the change of control, consists of shares of common stock, American Depositary Receipts or American Depositary Shares traded on a national securities exchange in the United States or which will be so traded or quoted when issued or exchanged in connection with such change of control. Upon a change of control, holders will have the right to require the Company to repurchase for cash the outstanding Series A Notes and Series B Notes at 101% of the aggregate principal amount, plus accrued and unpaid interest.

The long-term debt and embedded conversion options associated with the Series A Notes and Series B Notes were recorded on the Company’s balance sheet at their fair value on October 5, 2011. Fair value of the Series A Notes was calculated using a trinomial lattice convertible bond valuation model, which incorporated the terms and conditions of the Series A Notes. One of the inputs to the trinomial lattice model is the bond yield of a hypothetical note identical to the Series A Notes, excluding the conversion features and its related make-whole provisions. The trinomial lattice model produces an estimated fair value based on the assumed changes in prices of the underlying equity over successive periods of time. The Series B Notes were valued using a Monte-Carlo simulation to estimate the probability of conversion. The probability of equity conversion is multiplied by the common stock price as of the valuation date. The estimation of the probability was performed by using a Monte- Carlo simulation in order to estimate a range of simulated future market capitalization over the conversion term. For each equity path, the daily stock price of the Company is considered to follow a Geometric Brownian Motion with a drift equal to the cost of equity. On October 5, 2011, the fair value of the long-term debt portion of the Series A Notes and Series B Notes was $105.6 million and $58.6 million, respectively. The original issue discounts are being amortized through interest expense through the maturity of the Series A and Series B Notes.

On October 5, 2011, the fair value of the embedded conversion options within the Series A and the Series B Notes totaled $98.5 million and were classified within level 3 of the fair value hierarchy. To calculate the fair value of the embedded derivatives, a “with” and “without” scenario comparison was used. The methodology used to value the Series A Notes and Series B Notes constitute the “with” scenarios. The “without” scenario was estimated as a bond paying the same coupon payments as the securities without any conversion features. The fair value of the embedded conversion features was estimated as the difference between the two scenarios. At each fiscal quarter end, the Company is required to mark-to-market these embedded conversion features. As of June 24, 2012, the fair value of the embedded conversion features was $1.1 million, which was calculated using the Black-Scholes Pricing Model. The Company recorded a non-cash gain of $32.8 million and $19.1 million during the quarter and six months ended June 24, 2012, respectively, for the change in fair value of embedded conversion features, which are recorded within other expense on the Condensed Consolidated Statement of Operations.

Warrants

Certain warrants, not including the warrants issued to SFL, were issued pursuant to a warrant agreement, which the Company entered into with The Bank of New York Mellon Trust Company, N.A, as warrant agent, on October 5, 2011, as amended by Amendment No. 1, dated as of December 7, 2011 (the “Warrant Agreement”). Pursuant to the Warrant Agreement, each warrant entitles the holder to purchase common stock at a price of $0.01 per share, subject to adjustment in certain circumstances. In connection with the reverse stock split, warrant holders will receive 1/25th of a share of the Company’s common stock upon conversion. Upon issuance, in lieu of payment of the exercise price, a warrant holder will have the right (but not the obligation) to require the Company to convert its warrants, in whole or in part, into shares of its common stock without any required payment or request that the Company withhold, from the shares of common stock that would otherwise be delivered to such warrant holder, shares issuable upon exercise of the Warrants equal in value to the aggregate exercise price.

Warrant holders will not be permitted to exercise or convert their warrants if and to the extent the shares of common stock issuable upon exercise or conversion would constitute “excess shares” (as defined in the Company’s certificate of incorporation) if they were issued in order to abide by the foreign ownership limitations imposed by the Company’s certificate of incorporation. In addition, a warrant holder who cannot establish to the Company’s reasonable satisfaction that it (or, if not the holder, the person that the holder has designated to receive the common stock upon exercise or conversion) is a United States citizen, will not be permitted to exercise or convert its warrants to the extent the receipt of the common stock upon exercise or conversion would cause such person or any person whose ownership position would be aggregated with that of such person to exceed 4.9% of the Company’s outstanding common stock.

The warrants contain no provisions allowing the Company to force redemption and there is no conditional obligation of the Company to redeem or convert the warrants. Each warrant is convertible into shares of the Company’s common stock at an exercise price of $0.01 per share, which the Company has the option to waive. In addition, the Company has sufficient authorized and unissued shares available to settle the warrants during the maximum period the warrants could remain outstanding. As a result, the warrants do not meet the definition of an asset or liability and were classified as equity on the date of issuance, on December 25, 2011, and on June 24, 2012. The warrants will be evaluated on a continuous basis to determine if equity classification continues to be appropriate.

4.25% Convertible Senior Notes

On August 8, 2007, the Company issued the 4.25% Convertible Notes. On October 5, 2011, the Company completed its offer to exchange $327.8 million in aggregate principal amount of its 4.25% Convertible Notes, representing 99.3% of the aggregate principal amount, for shares of its common stock, warrants to purchase shares of its common stock, and the 6.00% Convertible Notes.

The remaining $2.2 million face value of the 4.25% Convertible Notes are general unsecured obligations of the Company and rank equally in right of payment with all of the Company’s other existing and future obligations that are unsecured and unsubordinated. The 4.25% Convertible Notes bear interest at the rate of 4.25% per annum, which is payable in cash semiannually on February 15 and August 15 of each year. The 4.25% Notes mature on August 15, 2012.

Fair Value of Financial Instruments

The estimated fair values of the Company’s debt as of June 24, 2012 and December 25, 2011 were $423.9 million and $489.0 million, respectively. The fair value as of June 24, 2012 includes the portion of the Second Lien Notes that has been allocated to discontinued operations. The fair value of the 4.25% Convertible Notes is based on quoted market prices and was classified within level 2 of the fair value hierarchy. The fair value of the other long-term debt approximates carrying value.

4. Restructuring

In an effort to continue to effectively manage costs, during the fourth quarter of 2010 the Company initiated a plan to reduce its non-union workforce by at least 10%, or approximately 65 positions. The Company substantially completed the workforce reduction initiative on January 31, 2011, by eliminating a total of 64 positions, including 35 existing and 29 open positions.

The following table presents the restructuring reserves at June 24, 2012, as well as activity during the year (in thousands):

	Balance at December 25, 2011	Provision	Payments	Balance at June 24, 2012
Personnel related costs	$233	$—	$(209)	$24

In the consolidated balance sheets as of June 24, 2012 and December 25, 2011, the reserve for restructuring costs is recorded in other accrued liabilities.

5. Discontinued Operations

FSX Service

On October 21, 2011, the Company finalized a decision to terminate the FSX service, and ceased all operations related to the FSX service during the fourth quarter of 2011. The entire component comprising the FSX service has been discontinued. Accordingly, there will not be any significant future cash flows related to these operations.

On April 5, 2012, the Company entered into a Global Termination Agreement with SFL which enabled the Company to terminate early the bareboat charters of the five foreign-built, U.S.-flag vessels that formerly operated in the FSX service. The Global Termination Agreement became effective April 9, 2012. In connection with the Global Termination Agreement, the Company adjusted the restructuring charge related to its vessel lease obligations originally recorded during the 4th quarter of 2011. Based on (i) the issuance to SFL of $40.0 million in aggregate principal amount of Second Lien Notes, (ii) the 9,250,000 warrants issued to SFL on April 9, 2012, (iii) fees associated with the vessel lease termination and reimbursement obligations to the SFL Parties, and (iv) the net present value of the vessel lease liability as of April 9, 2012, the Company recorded an additional restructuring charge of $14.1 million during the 2nd quarter of 2012, which was recorded as part of discontinued operations.

The following table presents the restructuring reserves at June 24, 2012, as well as activity during the year (in thousands):

	Balance at December 25, 2011	Payments	Provisions(1)	Adjustments(2)	Balance at June 24, 2012
Vessel leases, net of estimated sublease(2)	$77,060	$(8,159)	$4,150	$(72,300)	$751
Rolling stock per-diem and lease termination costs	9,921	(8,897)		—	1,024
Personnel related costs	5,330	(1,085)	442	—	4,687
Facility leases	135	(157)	22	—	—

Total	$92,446	$(18,298)	$4,614	$(72,300)	$6,462

(1)	The Company recorded the net present value of its future lease obligations, net of estimated sublease, during the fourth quarter of 2011. The $4.2 million recorded during the six months of 2012 represents non-cash accretion of the liability.
(2)	On April 5, 2012, the Company entered into a Global Termination Agreement which which enabled the Company to terminate these vessel leases in advance of the originally scheduled expiration date.

Logistics Operations

During 2011, the entire component comprising the third-party logistics operations was discontinued. As part of the divestiture, the Company transitioned some of the operations and personnel to other logistics providers. There will not be any significant future cash flows related to these operations. In addition, the Company does not have any significant continuing involvement in the divested logistics operations.

The following table includes the major classes of assets and liabilities that have been presented as Assets of discontinued operations and Liabilities of discontinued operations in the Consolidated Balance Sheets (in thousands):

	June 24, 2012			December 25, 2011
	FSX Service	Logistics	Total	FSX Service	Logistics	Total
Accounts receivable, net of allowance	$407	$232	$639	$4,414	$293	$4,707
Property and equipment, net	6,022	—	6,022	6,031	—	6,031
Deferred tax asset	1,239	—	1,239	620	—	620
Other assets	215	—	215	1,595	22	1,617

Total current assets of discontinued operations	$7,883	$232	$8,115	$12,660	$315	$12,975

	June 24, 2012			December 25, 2011
	FSX Service	Logistics	Total	FSX Service	Logistics	Total
Accounts payable	$539	$—	$539	$1,312	$15	$1,327
Current restructuring liabilities	6,462	—	6,462	41,337	—	41,337
Other current liabilities	790	—	790	2,649	—	2,649

Total current liabilities of discontinued operations	7,791	—	7,791	45,298	15	45,313

Long-term portion of vessel lease obligation	—	—	—	51,109	—	51,109

Deferred tax liability	793	—	793	184	—	184

Total long-term liabilities of discontinued operations	793	—	793	51,293	—	51,293

Total liabilities of discontinued operations	$8,584	$—	$8,584	$96,591	$15	$96,606

The following table presents summarized financial information for the discontinued operations included in the Consolidated Statements of Operations (in thousands):

	Three Months Ended June 24, 2012			Three Months Ended June 26, 2011
	FSX Service	Logistics	Total	FSX Service	Logistics	Total
Operating revenue	$401	$—	$401	$53,796	$3,099	$56,895
Operating (loss) income	(14,341)	—	(14,341)	(13,777)	2,145	(11,632)
Net (loss) income	(14,934)	—	(14,934)	(11,511)	1,590	(9,921)

	Six Months Ended June 24, 2012			Six Months Ended June 26, 2011
	FSX Service	Logistics	Total	FSX Service	Logistics	Total
Operating revenue	$487	$—	$487	$98,430	$13,683	$112,113
Operating (loss) income	(16,491)	—	(16,491)	(26,469)	1,365	(25,104)
Net (loss) income	(20,641)	—	(20,641)	(24,604)	830	(23,774)

The following table presents summarized cash flow information for the discontinued operations included in the Consolidated Statements of Cash Flows (in thousands):

	Six Months Ended June 24, 2012			Six Months Ended June 26, 2011
	FSX Service	Logistics	Total	FSX Service	Logistics	Total
Net cash (used in) provided by operating activities	$(20,046)	$155	$(19,891)	$(26,073)	$5,098	$(20,975)

Net cash used in investing activities	—	—	—	(333)	(57)	(390)

Net (decrease) increase in cash from discontinued operations	$(20,046)	$155	$(19,891)	$(26,406)	$5,041	$(21,365)

6. Income Taxes

During the second quarter of 2009, the Company determined that it was unclear as to the timing of when it will generate sufficient taxable income to realize its deferred tax assets. Accordingly, the Company recorded a valuation allowance against its deferred tax assets. The valuation allowance is reviewed quarterly and will be maintained until sufficient positive evidence exists to support the reversal of the valuation allowance. In addition, until such time that the Company determines it is more likely than not that it will generate sufficient taxable income to realize its deferred tax assets, income tax benefits associated with future period losses will be fully reserved.

During the second quarter of 2012, the Company recognized the impact of the conversion of the Series A Notes and Series B Notes to equity and the Global Termination Agreement with SFL as a discrete item. These significant events had a minimal impact on the Company’s Condensed Statement of Operations in the second quarter of 2012, as the Company continues to recognize a full valuation allowance against all of its net deferred tax assets for U.S. federal and state tax purposes. However, the change for such significant events resulted in an overall adjustment to the Company’s deferred taxes recognized on its balance sheet. After the impact of the valuation allowance, the Company recorded a decrease to its current deferred tax asset of $2.4 million and an offsetting decrease to its noncurrent deferred tax liability of $2.4 million as of June 24, 2012. The Company has not changed its judgment regarding its overall realizability of its net deferred tax assets.

During the first quarter of 2012, after evaluating the merits and requirements of the tonnage tax regime, the Company revoked its election under subchapter R of the tonnage tax regime effective for the tax years beginning January 1, 2012. As a result, the activities attributable to the Company’s operation of the vessels in the Puerto Rico tradelane are no longer eligible as qualifying shipping activities under the tonnage tax regime, and therefore, the income (loss) derived from the Puerto Rico vessels will no longer be excluded from corporate income tax for U.S. federal income tax purposes. The Company’s decision was made based on several factors, including the expected economic challenges in Puerto Rico in the foreseeable future. Under the eligibility requirements of the tonnage tax regime, the Company may not elect back into the tonnage tax regime until five years following its revocation. The Company will reevaluate the merits of the tonnage tax regime at such time in the future.

The Company has accounted for the revocation of the tonnage tax as a change in tax status of its qualifying shipping activities. Accordingly, the Company recognized the impact of the revocation of its tonnage tax election in the first quarter of 2012, the period for which the Company filed its revocation statement with the Internal Revenue Service. The revocation had a minimal impact on the Company’s Condensed Consolidated Statement of Operations in the first quarter of 2012. The change in tax status resulted in the revaluation of the Company’s deferred taxes. The overall decrease in the Company’s net deferred tax assets was approximately $3.0 million, before the impact of the valuation allowance. After offsetting the decrease in net deferred tax assets with the valuation allowance, the impact on the Company’s net deferred taxes was minimal.

7. Stock-Based Compensation

Stock-based compensation costs are measured at the grant date, based on the estimated fair value of the award, and are recognized as an expense in the income statement over the requisite service period. Compensation costs related to stock options, restricted shares, and vested shares granted under the Amended and Restated Equity Incentive Plan (the “Plan”), the 2009 Incentive Compensation Plan (the “2009 Plan”), and purchases under the Employee Stock Purchase Plan, as amended (“ESPP”) are recognized using the straight-line method, net of estimated forfeitures. Stock options and restricted shares granted to employees under the Plan and the 2009 Plan typically cliff vest and become fully exercisable on the third anniversary of the grant date, provided the employee who was granted such options/restricted shares is continuously employed by the Company or its subsidiaries through such date, and provided performance based criteria, if any, are met. In addition, recipients who retire from the Company and meet certain age and length of service criteria are typically entitled to proportionate vesting.

The following compensation costs are included within selling, general, and administrative expenses on the condensed consolidated statements of operations (in thousands):

	Quarters Ended		Six Months Ended
	June 24, 2012	June 26, 2011	June 24, 2012	June 26, 2011

Stock options	$—	$8	$—	$60
Restricted stock / vested shares	222	35	237	234
Restricted stock units	(12)	39	21	39
ESPP	—	—	—	31

Total	$210	$82	$258	$364

Stock Options

The Company’s stock option plan provides for grants of stock options to key employees at prices not less than the fair market value of the Company’s common stock on the grant date. The Company has not granted any stock options since 2008. As of June 24, 2012, there was no unrecognized compensation costs related to stock options. A summary of stock option activity is presented below:

Options	Number of Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (years)	Aggregate Intrinsic Value (000’s)
Outstanding at December 25, 2011	51,350	$389.58
Granted	—	—
Exercised	—	—
Forfeited	—	—
Expired	(4,679)	354.00

Outstanding, vested and exercisable at June 24, 2012	46,671	$396.25	4.58	$—

Restricted Stock

A summary of the status of the Company’s restricted stock awards as of June 24, 2012 is presented below:

Restricted Shares	Number of Shares	Weighted- Average Fair Value at Grant Date
Nonvested at December 25, 2011	23,719	$119.24
Granted	—	—
Vested	(9,791)	88.00
Forfeited	(3,542)	138.50

Nonvested at June 24, 2012	10,386	$142.00

As of June 24, 2012, there was $0.2 million of unrecognized compensation expense related to all restricted stock awards, which is expected to be recognized over a weighted-average period of 1.0 year.

Restricted Stock Units

On June 2, 2011, the Company granted a total of 20,532 restricted stock units (“RSUs”) to all members of its Board of Directors including its interim President and Chief Executive Officer. The Company’s interim President and Chief Executive Officer received the grant of the RSUs in his capacity as a member of the Board of Directors. Based on the closing price of the Company’s common stock on the grant date, the total fair value of the RSUs granted was $0.6 million. Each RSU has an economic value equal to a share of the Company’s Common Stock (excluding the right to receive dividends). A portion of the RSUs vested and were settled in cash when each of the individuals granted such RSUs retired from the Company’s Board of Directors. The remaining RSUs vested on June 2, 2012 and were settled in cash when the individual granted such RSUs retired from the Company’s Board of Directors. In accordance with the award provisions, the compensation expense recorded in the Company’s Condensed Statement of Operations reflects the straight-line amortized fair value based on the closing price on the vesting date. There was no unrecognized compensation expense related to the RSUs as of June 24, 2012.

Employee Stock Purchase Plan

Effective April 1, 2011, the Company has suspended the ESPP. There will be no stock-based compensation expense recognized in connection with the ESPP until such time the ESPP is reinstated.

8. Net Loss per Common Share

Basic net loss per share is computed by dividing net loss by the weighted daily average number of shares of common stock outstanding during the period. Diluted net loss per share is based upon the weighted daily average number of shares of common stock outstanding for the period plus dilutive potential shares of common stock, including stock options, using the treasury-stock method.

Net loss per share is as follows (in thousands, except per share amounts):

	Quarters Ended		Six Months Ended
	June 24, 2012	June 26 2011	June 24 2012	June 26, 2011
Numerator:
Net (loss) income from continuing operations	$(31,140)	$4,505	$(57,939)	$(15,713)
Net loss from discontinued operations	(14,934)	(9,921)	(20,641)	(23,774)

Net loss	$(46,074)	$(5,416)	$(78,580)	$(39,487)

Denominator:
Denominator for basic net (loss) income per common share:
Weighted average shares outstanding	20,068	1,241	11,595	1,239

Effect of dilutive securities:
Stock-based compensation	—	—	—	—
Warrants to purchase common stock	—	—	—	—

Denominator for diluted net (loss) income per common share	20,068	1,241	11,595	1,239

Basic and diluted net (loss) income per common share
From continuing operations	$(1.55)	$3.63	$(5.00)	$(12.68)
From discontinued operations	(0.75)	(7.99)	(1.78)	(19.19)

Basic and diluted net loss per common share	$(2.30)	$(4.36)	$(6.78)	$(31.87)

Warrants outstanding to purchase 54.0 million and 54.6 million common shares have been excluded from the denominator during the quarter and six months ended June 24, 2012, respectively, as the impact would be anti-dilutive.

Certain of the Company’s unvested stock-based awards contain non-forfeitable rights to dividends. In periods when the Company generates net income from continuing operations, shares are included in the denominator for these participating securities. However, in periods when the Company generates a net loss from continuing operations, shares are excluded from the denominator for these participating securities as the impact would be anti-dilutive. A total of 2 thousand shares have been excluded from the denominator for basic net loss per share during the quarter ended June 24, 2012. In addition, a total of 3 thousand and 6 thousand shares have been excluded from the denominator for basic net loss per share during the six months ended June 24, 2012 and June 26, 2011, respectively.

9. Property and Equipment

Property and equipment consists of the following (in thousands):

	June 24, 2012		December 25, 2011
	Historical Cost	Net Book Value	Historical Cost	Net Book Value
Vessels and vessel improvements	$152,439	$64,295	$150,658	$67,379
Containers	37,362	22,188	37,831	23,114
Chassis	12,556	4,866	12,713	5,429
Cranes	27,722	14,132	27,641	15,144
Machinery and equipment	31,866	10,993	31,015	11,661
Facilities and land improvements	28,030	21,348	27,257	21,293
Software	25,175	1,379	25,169	1,268
Construction in progress	20,881	20,881	21,857	21,857

Total	$336,031	$160,082	$334,141	$167,145

10. Intangible Assets

Intangible assets consist of the following (in thousands):

	June 24, 2012	December 25, 2011
Customer contracts/relationships	$141,430	$141,430
Trademarks	63,800	63,800
Deferred financing costs	11,979	15,450

Total intangibles with definite lives	217,209	220,680
Accumulated amortization	(161,874)	(150,738)

Net intangibles with definite lives	55,335	69,942
Goodwill	198,793	198,793

Intangible assets, net	$254,128	$268,735

As a result of the conversion of Series B Notes during the first quarter of 2012 and the conversion of Series A Notes and Series B Notes during the second quarter of 2012, the Company wrote-off a total of $3.9 million of deferred financing costs.

11. Other Accrued Liabilities

Other accrued liabilities consist of the following (in thousands):

	June 24, 2012	December 25, 2011
Vessel operations	$10,694	$13,783
Payroll and employee benefits	15,367	13,594
Marine operations	5,901	7,077
Terminal operations	8,188	9,297
Fuel	5,671	10,590
Interest	5,451	12,368
Legal settlements	10,180	8,066
Restructuring	24	233
Other liabilities	20,217	22,089

Total other accrued liabilities	$81,693	$97,097

The Company has recorded certain of its legal settlements at their net present value and is recording an accretion of the liability balance through interest expense. In addition to the current liabilities related to legal settlements, the Company also has commitments to make payments after June 24, 2013. The Company is required to make payments related to the plea agreement with the Antitrust Division of the Department of Justice (“DOJ”) of $3.0 million on or before March 24, 2014, $4.0 million on or before March 24, 2015, and $4.0 million on or before March 21, 2016, all of which are recorded in other long-term liabilities on the accompanying Condensed Consolidated Balance Sheets.

12. Fair Value Measurement

U.S. accounting standards establish a fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs when determining fair value. The three levels of inputs used to measure fair value are as follows:

Level 1:	observable inputs such as quoted prices in active markets

Level 2:	inputs other than the quoted prices in active markets that are observable either directly or indirectly

Level 3:	unobservable inputs in which there is little or no market data, which requires the Company to develop its own assumptions

As of June 24, 2012, the Company’s liabilities measured at fair value on a recurring basis are as follows (in thousands):

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

Conversion features within Series A Notes (Note 3)	$—	$—	$825	$825
Conversion features within Series B Notes (Note 3)	—	—	276	276

Total liabilities	$—	$—	$1,101	$1,101

13. Pension and Post-retirement Benefit Plans

The Company provides pension and post-retirement benefit plans for certain of its union workers. Each of the plans is described in more detail below. A decline in the value of assets held by these plans, caused by negative performance of the investments in the financial markets, and lower discount rates due to lower interest rates have resulted in higher contributions to these plans.

Pension Plans

The Company sponsors a defined benefit plan covering approximately 30 union employees as of June 24, 2012. The plan provides for retirement benefits based only upon years of service. Employees whose terms and conditions of employment are subject to or covered by the collective bargaining agreement between Horizon Lines and the International Longshore & Warehouse Union Local 142 are eligible to participate once they have completed one year of service. Contributions to the plan are based on the projected unit credit actuarial method and are limited to the amounts that are currently deductible for income tax purposes. The Company recorded net periodic benefit costs of $0.2 million during each of the quarters ended June 24, 2012 and June 26, 2011, and 0.4 million during each of the six months ended June 24, 2012 and June 26, 2011.

The HSI pension plan covering approximately 50 salaried employees was frozen to new entrants as of December 31, 2005. Contributions to the plan are based on the projected unit credit actuarial method and are limited to the amounts that are currently deductible for income tax purposes. The Company recorded net periodic benefit costs of $0.1 million during each of the quarters ended June 24, 2012 and June 26, 2011, and 0.2 million during each of the six months ended June 24, 2012 and June 26, 2011.

The Company expects to make contributions to the above mentioned pension plans totaling $1.1 million during 2012.

Post-retirement Benefit Plans

In addition to providing pension benefits, the Company provides certain healthcare (both medical and dental) and life insurance benefits for eligible retired members (“post-retirement benefits”). For eligible employees hired on or before July 1, 1996, the healthcare plan provides for post-retirement health coverage for an employee who, immediately preceding his/her retirement date, was an active participant in the retirement plan and has attained age 55 as of his/her retirement date. For eligible employees hired after July 1, 1996, the plan provides post-retirement health coverage for an employee who, immediately preceding his/her retirement date, was an active participant in the retirement plan and has attained a combination of age and service totaling 75 years or more as of his/her retirement date. The Company recorded net periodic benefit costs related to the post-retirement benefits of $0.1 million during each of the quarters ended June 24, 2012 and June 26, 2011, and 0.2 million during each of the six months ended June 24, 2012 and June 26, 2011.

Effective June 25, 2007, the HSI plan provides for post-retirement medical, dental and life insurance benefits for salaried employees who had attained age 55 and completed 20 years of service as of December 31, 2005. Any salaried employee already receiving post-retirement medical coverage as of June 25, 2007 will continue to be covered by the plan. For eligible union employees hired on or before July 1, 1996, the healthcare plan provides for post-retirement medical coverage for an employee who, immediately preceding his/her retirement date, was an active participant in the retirement plan and has attained age 55 as of his/her retirement date. For eligible union employees hired after July 1, 1996, the plan provides post-retirement health coverage for an employee who, immediately preceding his/her retirement date, was an active participant in the retirement plan and has attained age 55 and has a combination of age and service totaling 75 years or more as of his/her retirement date. The Company recorded net periodic benefit costs of $0.1 million during each of the quarters ended June 24, 2012 and June 26, 2011, and 0.2 million during each of the six months ended June 24, 2012 and June 26, 2011.

Other Plans

Under collective bargaining agreements, the Company participates in a number of union-sponsored, multi-employer benefit plans. Payments to these plans are made as part of aggregate assessments generally based on hours worked, tonnage of cargo moved, or a combination thereof. Expense for these plans is recognized as contributions are funded. In addition to the higher contributions the Company has made as a result of negative investment performance and lower discount rates due to lower interest rates, the Company has also made higher payments related to increased assessments as a result of lower container volumes and increased benefit costs. If the Company exits these markets, it may be required to pay a potential withdrawal liability if the plans are underfunded at the time of the withdrawal. Any adjustments would be recorded when it is probable that a liability exists and it is determined that markets will be exited.

14. Commitments and Contingencies

Legal Proceedings

On April 17, 2008, the Company received a grand jury subpoena and search warrant from the United States District Court for the Middle District of Florida seeking information regarding an investigation by the Antitrust Division of the Department of Justice (“DOJ”) into possible antitrust violations in the domestic ocean shipping business. On February 23, 2011, the Company entered into a plea agreement with the DOJ and on March 22, 2011, the Court entered judgment accepting the Company’s plea agreement and imposed a fine of $45.0 million payable over five years without interest. The Company recorded a charge of $30.0 million during the year ended December 26, 2010, which represented the present value of the $45.0 million fine in installment payments. On April 28, 2011, the Court reduced the fine from $45.0 million to $15.0 million payable over five years without interest. As a result, during the six months ended June 26, 2011, the Company recorded a reversal of $19.2 million of the charge originally recorded during December 26, 2010.

Subsequent to the commencement of the DOJ investigation, thirty-two class action lawsuits on behalf of direct purchasers of ocean shipping services in the Puerto Rico tradelane were consolidated into a single multidistrict litigation (“MDL”) proceeding in the District of Puerto Rico. On June 11, 2009, the Company entered into a settlement agreement with the named plaintiff class representatives in the Puerto Rico MDL. Under the settlement agreement, the Company paid $20.0 million and agreed to provide a base-rate freeze to class members who elect such freeze in lieu of a cash payment.

One class action lawsuit relating to ocean shipping services in the Alaska tradelane is pending in the District of Alaska. The Company and the class plaintiffs have agreed to stay the Alaska litigation, and the Company intends to vigorously defend against the purported class action lawsuit in Alaska.

The Company received an administrative subpoena from the Department of Defense (“DOD”) for documents relating to an investigation involving fuel surcharges that freight forwarders may have improperly charged to the DOD. The Company is cooperating with the government with respect to this matter.

In the ordinary course of business, from time to time, the Company becomes involved in various legal proceedings. These relate primarily to claims for loss or damage to cargo, employees’ personal injury claims, and claims for loss or damage to the person or property of third parties. The Company generally maintains insurance, subject to customary deductibles or self-retention amounts, and/or reserves to cover these types of claims. The Company also, from time to time, becomes involved in routine employment-related disputes and disputes with parties with which it has contractual relations.

SFL Agreements

In April 2006, the Company completed a series of agreements with SFL to charter five new non-Jones Act qualified container vessels. On April 5, 2012, the Company entered into a Global Termination Agreement with SFL which enabled the Company to terminate early the bareboat charters of the five foreign-built, U.S.-flag vessels that formerly operated in the FSX service.

Pursuant to the Global Termination Agreement, in consideration for the early termination of the vessel leases, and related agreements and the mutual release of all claims thereunder, the Company agreed to: (i) issue to SFL $40.0 million in aggregate principal amount of Second Lien Notes; (ii) issue to SFL the number of warrants to purchase 9,250,000 shares of the Company’s common stock at a conversion price of $0.01 per common share; (iii) transfer to SFL certain property on board the vessels (such as bunker fuel, spare parts and equipment, and consumable stores) at the time of redelivery to SFL without any additional payment; (iv) reimburse reasonable costs incurred by SFL to (a) return the vessels from their current laid up status to operating status, which reimbursement shall not exceed $0.6 million, (b) reposition the vessels from the Philippines to either Hong Kong or Singapore, which reimbursement shall not exceed $0.1 million, (c) remove the Company’s stack insignia and name from the vessels, which reimbursement shall not exceed $0.1 million, and (d) complete the reflagging of the vessels to the Marshall Islands registry, which approximated $0.1 million; and (v) reimburse SFL for their reasonable costs and expenses incurred in connection with the transaction, which we estimate represents an aggregate reimbursement obligation to the SFL Parties of $0.6 million. The Company paid a total of $0.7 million during the first half of 2012 and expects to pay up to $0.8 million during the second half of 2012.

In connection with the Global Termination Agreement, the Company adjusted the restructuring charge related to its vessel lease obligations originally recorded during the 4th quarter of 2011. Based on (i) the issuance to SFL of $40.0 million in aggregate principal amount of Second Lien Senior Secured Notes due 2016, (ii) the 9,250,000 warrants issued to SFL multiplied by the closing price of the Company’s stock on April 9, 2012, which served as the effective date of the agreement, (iii) fees associated with the vessel lease termination, (iv) reimbursement obligations to the SFL Parties, and (v) the net present value of the vessel lease liability as of April 9, 2012, the Company recorded an additional restructuring charge of $14.1 million during the second quarter of 2012, which has been recorded as part of discontinued operations.

Standby Letters of Credit

The Company has standby letters of credit, primarily related to its property and casualty insurance programs. On June 24, 2012 and December 25, 2011, these letters of credit totaled $18.9 million and $19.6 million, respectively.

15. Recent Accounting Pronouncements

In June 2011, the FASB issued changes to the manner in which entities present comprehensive income in their financial statements. The new guidance requires entities to report components of comprehensive income in either (1) a continuous statement of comprehensive income or (2) two separate but consecutive statements. The new guidance does not change the items that must be reported in other comprehensive income. In December 2011, the FASB deferred the requirement that companies present reclassification adjustments for each component of accumulated other comprehensive income in both net income and other comprehensive income on the face of the financial statements. The new reporting requirement is effective for fiscal years and interim reporting periods within those years beginning after December 15, 2011, with early adoption permitted. The Company elected to early adopt the accounting pronouncement as of December 25, 2011, and the effect on the Company’s consolidated financial statements was to present activity impacting net income and other comprehensive loss in two consecutive statements.

In May 2011, the FASB issued changes to certain portions of the authoritative literature related to fair value measurements and disclosures in order to achieve common fair value measurement and disclosure requirements under GAAP and International Financial Reporting Standards. The update clarifies disclosures for financial instruments categorized within level 3 of the fair value hierarchy that require companies to provide quantitative information about unobservable inputs used, the sensitivity of the measurement to changes in those inputs, and the valuation processes used by the reporting entity. Implementation of this standard is effective for fiscal years and interim periods within those years beginning after December 15, 2011. Implementation of this standard did not have a material impact on the Company’s consolidated financial statements.

16. Subsequent Events

On July 5, 2012, the Company granted Samuel A. Woodward, its President and Chief Executive Officer, 3,000,000 RSUs. The grant was made pursuant to the employment agreement between Mr. Woodward and the Company.

One half (1,500,000) of the RSUs will vest over December 31, 2012, December 31, 2013, December 31, 2014, and June 30, 2015, if Mr. Woodward remains in continuous employment with the Company. The Company expects to record approximately $1.0 million of compensation expense during the second half of 2012 related to these RSUs.

The other half (1,500,000) of the RSUs will vest on any of the same dates if Mr. Woodward remains in continuous employment with the Company and certain performance goals established by the Board of Directors or the Compensation Committee have been met. The Company expects to record approximately $0.2 million of compensation expense during the second half of 2012 related to these performance based RSUs.

On July 25, 2012, the Company granted 150,000 RSUs to each non-employee member of the Board of Directors. The RSUs for each director will vest over March 31, 2013, March 31, 2014 and March 31, 2015, if the director is continuously a member of the Board of Directors at those dates. The Company expects to record approximately $0.5 million of compensation expense during the second half of 2012 related to these RSUs.

On July 25, 2012, the Company granted certain senior management employees of the Company a total of approximately 2.8 million RSUs. One half of the RSUs granted will vest over March 31, 2013, March 31, 2014 and March 31, 2015 solely if the employee remains in continuous employment with the Company. The Company expects to record approximately $0.7 million of compensation expense during the second half of 2012 related to these service based RSUs. The other half of the RSUs will vest on any of those same dates if certain performance goals are met and the employee remains in continuous employment with the Company. The Company expects to record approximately $0.2 million of compensation expense during the second half of 2012 related to these performance based RSUs.

The Company is in discussions with representatives from APM Terminals (“APMT”), its terminal services provider in southern California, in connection with APMT’s participation in negotiations of the collective bargaining agreement with the Office and Clerical Union. Such negotiations could result in a strike, work stoppage or other slowdown by union represented employees. Any disruptions may result in higher operating costs or may adversely impact the Company’s operations, either of which could have a material and adverse effect on the Company’s business, financial condition or results of operations.

2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our consolidated financial condition and results of operations should be read in conjunction with the financial statements of the Company and notes thereto included elsewhere in this quarterly report. In this quarterly report, unless the context otherwise requires, references to “we,” “us,” and “our” mean the Company, together with its subsidiaries, on a consolidated basis.

Executive Overview

	Quarters Ended		Six Months Ended
	June 24, 2012	June 26, 2011	June 24, 2012	June 26, 2011
	($ in thousands)
Operating revenue	$270,939	$253,731	$534,294	$494,451
Operating expense	269,932	234,738	539,348	485,690

Operating income (loss)	$1,007	$18,993	$(5,054)	$8,761

Operating ratio	99.6%	92.5%	100.9%	98.2%
Revenue containers (units)	59,768	57,677	116,854	114,518
Average unit revenue	$4,269	$4,079	$4,263	$3,988

We believe that in addition to GAAP based financial information, EBITDA and Adjusted EBITDA are meaningful disclosures for the following reasons: (i) EBITDA and Adjusted EBITDA are components of the measure used by our board of directors and management team to evaluate our operating performance, (ii) EBITDA and Adjusted EBITDA are components of the measure used by our management team to make day-to-day operating decisions, (iii) EBITDA and Adjusted EBITDA are components of the measure used by our management to facilitate internal comparisons to competitors’ results and the marine container shipping and logistics industry in general and (iv) the payment of discretionary bonuses to certain members of our management is contingent upon, among other things, the satisfaction by Horizon Lines of certain targets, which contain EBITDA and Adjusted EBITDA as components. We acknowledge that there are limitations when using EBITDA and Adjusted EBITDA. EBITDA and Adjusted EBITDA are not recognized terms under GAAP and do not purport to be an alternative to net income as a measure of operating performance or to cash flows from operating activities as a measure of liquidity. Additionally, EBITDA and Adjusted EBITDA are not intended to be a measure of free cash flow for management’s discretionary use, as it does not consider certain cash requirements such as tax payments and debt service requirements. Because all companies do not use identical calculations, this presentation of EBITDA and Adjusted EBITDA may not be comparable to other similarly titled measures of other companies. The EBITDA amounts presented below contain certain charges that our management team excludes when evaluating our operating performance, for making day-to-day operating decisions and that have historically been excluded from EBITDA to arrive at Adjusted EBITDA when determining the payment of discretionary bonuses.

A reconciliation of net loss to EBITDA and Adjusted EBITDA is included below (in thousands):

	Quarters Ended		Six Months Ended
	June 24, 2012	June 26, 2011	June 24, 2012	June 26, 2011
Net loss	$(46,074)	$(5,416)	$(78,580)	$(39,487)
Net loss from discontinued operations	(14,934)	(9,921)	(20,641)	(23,774)

Net (loss) income from continuing operations	(31,140)	4,505	(57,939)	(15,713)

Interest expense, net	17,491	12,910	35,230	23,626
Income tax expense	49	681	346	196
Depreciation and amortization	13,019	15,017	27,432	29,962

EBITDA	(581)	33,113	5,069	38,071

Loss on modification of debt/other refinancing costs	47,706	889	37,370	1,508
Department of Justice antitrust investigation costs	427	949	1,183	3,127
Impairment charge	257	2,818	257	2,818
Union/other severance charge	156	141	1,279	2,946

Gain on change in value of debt conversion features	(32,800)	—	(19,130)	—
Legal settlements	—	(18,202)	—	(18,202)

Adjusted EBITDA	$15,165	$19,708	$26,028	$30,268

In addition to EBITDA and Adjusted EBITDA, we use various other non-GAAP measures such as adjusted net income (loss) and adjusted net income (loss) per share. As with EBITDA and Adjusted EBITDA, the measures below are not recognized terms under GAAP and do not purport to be an alternative to net income (loss) as a measure of operating performance or to cash flows from operating activities as a measure of liquidity. Similar to the amounts presented for EBITDA and Adjusted EBITDA, because all companies do not use identical calculations, the amounts below may not be comparable to other similarly titled measures of other companies.

The tables below present a reconciliation of net loss to adjusted net loss and net loss per share to adjusted net loss per share (in thousands, except per share amounts):

	Quarters Ended		Six Months Ended
	June 24, 2012	June 26, 2011	June 24, 2012	June 24, 2011
Net loss	$(46,074)	$(5,416)	$(78,580)	$(39,487)
Net loss from discontinued operations	(14,934)	(9,921)	(20,641)	(23,774)

Net (loss) income from continuing operations	(31,140)	4,505	(57,939)	(15,713)

Adjustments:
Loss on modification of debt/other refinancing costs	47,706	889	37,370	1,508
Department of Justice antitrust investigation costs	427	949	1,183	3,127
Impairment charge	257	2,818	257	2,818
Union/other severance charge	156	141	1,279	2,946
Accretion of legal settlements	578	44	1,121	284
Gain on change in value of debt conversion features	(32,800)	—	(19,130)	—
Legal settlements	—	(18,202)	—	(18,202)
Tax impact of adjustments	—	1,315	—	(127)

Total adjustments	16,324	(12,046)	22,080	(7,646)

Adjusted net loss	$(14,816)	$(7,541)	$(35,859)	$(23,359)

	Quarters Ended		Six Months Ended
	June 24, 2012	June 26, 2011	June 24, 2012	June 26, 2011
Net loss per share	$(2.30)	$(4.36)	$(6.78)	$(31.87)
Net loss per share from discontinued operations	(0.75)	(7.99)	(1.78)	(19.19)

Net (loss) income per share from continuing operations	(1.55)	3.63	(5.00)	(12.68)

Adjustments:
Loss on modification of debt/other refinancing costs	2.38	0.72	3.22	1.22
Department of Justice antitrust investigation costs	0.02	0.76	0.10	2.52
Impairment charge	0.01	2.27	0.02	2.27
Union/other severance charge	0.01	0.11	0.11	2.38
Accretion of legal settlements	0.03	0.04	0.10	0.23
Gain on change in value of debt conversion features	(1.64)	—	(1.64)	—
Legal settlements	—	(14.67)	—	(14.69)
Tax impact of adjustments	—	1.06	—	(0.10)

Total adjustments	0.81	(9.71)	1.91	(6.17)

Adjusted net loss per share	$(0.74)	$(6.08)	$(3.09)	$(18.85)

Recent Developments

We are in discussions with representatives from APM Terminals (“APMT”), our terminal services provider in southern California, in connection with APMT’s participation in negotiations of the collective bargaining agreement with the Office and Clerical Union. Such negotiations could result in a strike, work stoppage or other slowdown by union represented employees. Any disruptions may result in higher operating costs or may adversely impact our operations, either of which could have a material and adverse effect on our business, financial condition or results of operations.

General

We believe that we are one of the nation’s leading Jones Act container shipping and integrated logistics companies. In addition, we are the only ocean cargo carrier serving all three noncontiguous domestic markets of Alaska, Hawaii and Puerto Rico from the continental United States. Under the Jones Act, all vessels transporting cargo between U.S. ports must, subject to limited exceptions, be built in the U.S., registered under the U.S. flag, manned by predominantly U.S. crews, and owned and operated by U.S.-organized companies that are controlled and 75% owned by U.S. citizens.

We own or lease 15 vessels, all of which are fully qualified Jones Act vessels, and approximately 24,900 cargo containers. We provide comprehensive shipping and integrated logistics services in our markets. We have long-term access to terminal facilities in each of our ports, operating our terminals in Alaska, Hawaii, and Puerto Rico and contracting for terminal services in the seven ports in the continental U.S.

History

Our long operating history dates back to 1956, when Sea-Land pioneered the marine container shipping industry and established our business. In 1958, we introduced container shipping to the Puerto Rico market, and in 1964 we pioneered container shipping in Alaska with the first year-round scheduled vessel service. In 1987, we began providing container shipping services between the U.S. West Coast and Hawaii through our acquisition from an existing carrier of all of its vessels and certain other assets that were already serving that market. Today, as the only Jones Act vessel operator with one integrated organization serving Alaska, Hawaii, and Puerto Rico, we are uniquely positioned to serve customers requiring shipping and logistics services in more than one of these markets.

Critical Accounting Policies

We prepare our financial statements in conformity with accounting principles generally accepted in the United States of America. The preparation of our financial statements requires us to make estimates and assumptions in the reported amounts of revenues and expenses during the reporting period and in reporting the amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of our financial statements. Since many of these estimates and assumptions are based upon future events which cannot be determined with certainty; the actual results could differ from these estimates.

We believe that the application of our critical accounting policies, and the estimates and assumptions inherent in those policies, are reasonable. These accounting policies and estimates are periodically reevaluated and adjustments are made when facts or circumstances dictate a change. Historically, we have found the application of accounting policies to be appropriate and actual results have not differed materially from those determined using necessary estimates. There have been no material changes to the Company’s critical accounting policies during the six months ended June 24, 2012. The critical accounting policies can be found in the Company’s Annual Report on Form 10-K for the fiscal year ended December 25, 2011 as filed with the Securities and Exchange Commission (“SEC”).

Seasonality

Our container volumes are subject to seasonal trends common in the transportation industry. Financial results in the first quarter are normally lower due to reduced loads during the winter months. Volumes typically build to a peak in the third quarter and early fourth quarter, which generally results in higher revenues, improved margins, and increased earnings and cash flows.

Results of Operations

Operating Revenue Overview

We derive our revenue primarily from providing comprehensive shipping and integrated logistics services to and from the continental U.S. and Alaska, Puerto Rico, and Hawaii. We charge our customers on a per load basis and price our services based primarily on the length of inland and ocean cargo transportation hauls, type of cargo, and other requirements such as shipment timing and type of container. In addition, we assess fuel surcharges on a basis consistent with industry practice and at times may incorporate these surcharges into our basic transportation rates. There is occasionally a timing disparity between volatility in our fuel costs and related adjustments to our fuel surcharges (or the incorporation of adjusted fuel surcharges into our base transportation rates) that may result in variances in our fuel recovery.

Over 90% of our revenue was generated from our shipping and integrated logistics services in markets where the marine trade is subject to the Jones Act. The balance of our revenue was derived from (i) vessel loading and unloading services that we provide for vessel operators at our terminals, (ii) agency services that we provide for third-party shippers lacking administrative presences in our markets, (iv) warehousing services for third-parties, and (v) other non-transportation services.

As used in this Form 10-Q, the term “revenue containers” refers to containers that are transported for a charge, as opposed to empty containers.

Cost of Services Overview

Our cost of services consist primarily of vessel operating costs, marine operating costs, inland transportation costs, land costs and rolling stock rent. Our vessel operating costs consist primarily of vessel fuel costs, crew payroll costs and benefits, vessel maintenance costs, space charter costs, vessel insurance costs and vessel rent. We view our vessel fuel costs as subject to potential fluctuation as a result of changes in unit prices in the fuel market. Our marine operating costs consist of stevedoring, port charges, wharfage and various other costs to secure vessels at the port and to load and unload containers to and from vessels. Our inland transportation costs consist primarily of the costs to move containers to and from the port via rail, truck or barge. Our land costs consist primarily of maintenance, yard and gate operations, warehousing operations and terminal overhead in the terminals in which we operate. Rolling stock rent consists primarily of rent for street tractors, yard equipment, chassis, gensets and various dry and refrigerated containers.

Quarter Ended June 24, 2012 Compared with the Quarter Ended June 26, 2011

	Quarters Ended
	June 24, 2012	June 26, 2011	Change	% Change
	($ in thousands)
Operating revenue	$270,939	$253,731	$17,208	6.8%
Operating expense:
Vessel	92,222	78,184	14,038	18.0%
Marine	51,740	46,991	4,749	10.1%
Inland	46,629	44,642	1,987	4.5%
Land	35,609	35,119	490	1.4%
Rolling stock rent	10,694	10,373	321	3.1%

Cost of services	236,894	215,309	21,585	10.0%
Depreciation and amortization	10,397	10,947	(550)	(5.0)%
Amortization of vessel dry-docking	2,622	4,070	(1,448)	(35.6)%
Selling, general and administrative	19,529	19,842	(313)	(1.6)%
Impairment charge	257	2,818	(2,561)	(90.9)%
Legal settlements	—	(18,202)	18,202	(100.0)%
Miscellaneous expense (income), net	233	(46)	279	(608.7)%

Total operating expense	269,932	234,738	35,194	15.0%

Operating income	$1,007	$18,993	$(17,986)	(94.7)%

Operating ratio	99.6%	92.5%		7.1%
Revenue containers (units)	59,768	57,677	2,091	3.6%
Average unit revenue	$4,269	$4,079	$190	4.7%

Operating Revenue. Our operating revenue increased $17.2 million, or 6.8% during the quarter ended June 24, 2012 as compared to the quarter ended June 26, 2011. This revenue increase can be attributed to the following factors (in thousands):

Bunker and intermodal fuel surcharges increase	$10,988
Revenue container volume increase	6,599
Revenue container rate increase	2,101
Other non-transportation services revenue decrease	(2,480)

Total operating revenue increase	$17,208

Bunker and intermodal fuel surcharges, which are included in our transportation revenue, accounted for approximately 23.7% of total revenue in the quarter ended June 24, 2012 and approximately 21.0% of total revenue in the quarter ended June 26, 2011. We adjust our bunker and intermodal fuel surcharges as a result of changes in the cost of bunker fuel for our vessels, in addition to diesel fuel fluctuations passed on to us by our truck, rail, and barge service providers. Fuel surcharges are evaluated regularly as the price of fuel fluctuates, and we may at times incorporate these surcharges into our base transportation rates that we charge. Our Hawaii tradelane experienced continued volume improvement during the quarter ended June 24, 2012, helped in part by a modest rebound in tourism and ongoing support from customers amid an otherwise sluggish business environment. The increase in revenue container volume in our Puerto Rico tradelane was also due to growth with certain key customers. The increases in Hawaii and Puerto Rico tradelanes were partially offset by a slight decrease in our Alaska tradelane. The increase in revenue container rate was primarily due to rate increases to mitigate increased variable expenses, including port security and wharfage fees. The decrease in non-transportation revenue was primarily due to a reduction in terminal services, partially offset by higher revenue from certain transportation services agreements.

Cost of Services. The $21.6 million increase in cost of services is primarily due to both higher vessel costs, as a result of a rise in fuel prices and higher duplicate fuel and vessel operating expenses associated with vessel dry-dockings, and higher marine and inland expenses due to the increase in container volumes.

Vessel expense, which is not primarily driven by revenue container volume, increased $14.0 million for the quarter ended June 24, 2012 compared to the quarter ended June 26, 2011. This increase can be attributed to the following factors (in thousands):

Vessel fuel costs increase	$10,265
Labor and other vessel operating expense increase	3,519
Vessel space charter expense increase	404
Vessel lease expense decrease	(150)

Total vessel expense increase	$14,038

The $10.3 million rise in fuel costs is comprised of a $5.6 million increase due to higher fuel prices and $4.7 million primarily due to increased consumption as a result of additional operating days. The increase in labor and other vessel operating expense during 2012 is primarily due to dry-docking certain of our vessels in China.

Marine expense is comprised of the costs incurred to bring vessels into and out of port, and to load and unload containers. The types of costs included in marine expense are stevedoring and associated benefits, pilotage fees, tug fees, government fees, wharfage fees, dockage fees, and line handler fees. The $4.7 million increase in marine expense during the quarter ended June 24, 2012 was primarily due to contractual rate increases, port security fees, and higher container volumes.

Inland expense increased to $46.6 million for the quarter ended June 24, 2012 compared to $44.6 million during the quarter ended June 26, 2011. The $2.0 million increase in inland expense is primarily due to higher fuel costs, contractual increases, higher container volumes, and more empty repositioning costs as a result of the shutdown of our FSX service.

Land expense is comprised of the costs included within the terminal for the handling, maintenance, and storage of containers, including yard operations, gate operations, maintenance, warehouse, and terminal overhead. The increase in land expense can be attributed to the following (in thousands):

	Quarters Ended
	June 24, 2012	June 26, 2011	% Change
	(in thousands)
Land expense:
Maintenance	$13,678	$13,345	2.5%
Terminal overhead	12,905	13,327	(3.2)%
Yard and gate	7,159	6,757	5.9%
Warehouse	1,867	1,690	10.5%

Total land expense	$35,609	$35,119	1.4%

Non-vessel related maintenance expenses increased primarily due to higher fuel costs and additional repair and maintenance activities. Yard and gate expenses were higher as a result of contractual increases related to reefer monitoring and increased container volumes.

Depreciation and Amortization. Depreciation and amortization was $10.4 million during the quarter ended June 24, 2012 as compared to $10.9 million during the quarter ended June 26, 2011. The decrease in depreciation-owned vessels was due to certain vessel assets becoming fully depreciated and no longer subject to depreciation expense.

	Quarters Ended
	June 24, 2012	June 26, 2011	% Change
	(in thousands)
Depreciation and amortization:
Depreciation—owned vessels	$2,104	$2,500	(15.8)%
Depreciation and amortization—other	3,229	3,364	(4.0)%
Amortization of intangible assets	5,064	5,083	(0.3)%

Total depreciation and amortization	$10,397	$10,947	(5.0)%

Amortization of vessel dry-docking	$2,622	$4,070	(35.6)%

Amortization of Vessel Dry-docking. Amortization of vessel dry-docking was $2.6 million during the quarter ended June 24, 2012 compared to $4.1 million for the quarter ended June 26, 2011. Amortization of vessel dry-docking fluctuates based on the timing of dry-dockings, the number of dry-dockings that occur during a given period, and the amount of expenditures incurred during the dry-dockings. Dry-dockings generally occur every two and a half years and historically we have dry-docked approximately six vessels per year.

Selling, General and Administrative. Selling, general and administrative costs decreased to $19.5 million for the quarter ended June 24, 2012 compared to $19.8 million for the quarter ended June 26, 2011, a decrease of $0.3 million or 1.6%. This decrease is primarily due to a $0.5 million decrease in legal and professional fees expenses associated with the antitrust investigation and related legal proceedings.

Impairment Charge. During the quarter ended June 24, 2012, we accrued an additional $0.3 million related to certain leased equipment that was not deployed. During the third quarter, we purchased the equipment from the lessor and subsequently sold it to a third party, which resulted in a net cash outflow of $0.8 million.

We have made payments for the construction of three new cranes which are not yet placed into service. These cranes were initially purchased for use in our Anchorage, Alaska terminal and were expected to be installed and become fully operational in December 2010. However, the Port of Anchorage Intermodal Expansion Project has encountered significant delays. As such, at that time, we were marketing these cranes for sale and expected to complete the sale within one year. As a result of the reclassification to assets held for sale during the second quarter of 2011, we recorded an impairment charge of $2.8 million to write down the carrying value of the cranes to their estimated fair value less costs to sell. We are exploring installation of these cranes in our Honolulu, Hawaii terminal during 2013.

Legal Settlements. As discussed in Legal Proceedings, on March 22, 2011, the Court entered a judgment against us whereby we were required to pay a fine of $45.0 million to resolve the investigation by the DOJ. On April 28, 2011, the Court reduced the fine from $45.0 million to $15.0 million payable over five years without interest. During the second quarter of 2011, we reversed $19.2 million of the $30.0 million charge recorded during the year ended December 26, 2010 related to this legal settlement.

In January 2012, we entered into an agreement with the U.S. Department of Justice and pled guilty to two counts of providing federal authorities with false vessel oil record-keeping entries. Pursuant to the agreement and judgment entered by the United States District Court for the Northern District of California, we agreed to pay a fine of $1.0 million and donate an additional $0.5 million to the National Fish & Wildlife Foundation for environmental community service programs. Based on our best estimate at the time, we recorded a charge of $0.5 million related to this investigation during the year ended December 26, 2010. We recorded an additional $1.0 million during the quarter ended June 26, 2011.

Miscellaneous Expense, Net. Miscellaneous expense, net increased $0.3 million during the quarter ended June 24, 2012 compared to the quarter ended June 26, 2011 primarily as a result of lower gains on the sale of assets.

Interest Expense, Net. Interest expense, net increased to $17.5 million for the quarter ended June 24, 2012 compared to $12.9 million for the quarter ended June 26, 2011, an increase of $4.6 million or 35.7%. This increase was primarily due to a rise in interest rates resulting from the comprehensive refinancing, the issuance of Second Lien Notes, and the accretion of non-cash interest related to our long-term debt and legal settlements.

Income Tax Expense. The effective tax rate for the quarters ended June 24, 2012 and June 26, 2011 was (0.2)% and 13.1%, respectively. As a result of the application of the accounting for income tax rules related to the intra-period allocations and alternatives for computing the overall effective tax rate applied during the quarter ended March 27, 2011, we recorded tax expense of $0.7 million during the quarter ended June 26, 2011, which resulted in a 13.1% effective tax rate. However, the year to date effective tax rate during 2011 was (1.2%). During the second quarter of 2009, we determined that it was unclear as to the timing of when we will generate sufficient taxable income to realize our deferred tax assets. Accordingly, we recorded a valuation allowance against our deferred tax assets. Although we have recorded a valuation allowance against our deferred tax assets, it does not affect our ability to utilize our deferred tax assets to offset future taxable income. Until such time that we determine it is more likely than not that we will generate sufficient taxable income to realize our deferred tax assets, income tax benefits associated with future period losses will be fully reserved. As a result, we do not expect to record a current or deferred tax benefit or expense and only minimal state tax provisions during those periods.

Six Months Ended June 24, 2012 Compared with the Six Months Ended June 26, 2011

	Six Months Ended
	June 24, 2012	June 26, 2011	Change	% Change
	($ in thousands)
Operating revenue	$534,294	$494,451	$39,843	8.1%
Operating expense:
Vessel	180,868	153,733	27,135	17.7%
Marine	102,344	95,503	6,841	7.2%
Inland	93,326	86,934	6,392	7.4%
Land	73,489	70,774	2,715	3.8%
Rolling stock rent	20,667	20,094	573	2.9%

Cost of services	470,694	427,038	43,656	10.2%
Depreciation and amortization	20,797	21,824	(1,027)	(4.7)%
Amortization of vessel dry-docking	6,635	8,138	(1,503)	(18.5)%
Selling, general and administrative	41,042	43,677	(2,635)	(6.0)%
Impairment charge	257	2,818	(2,561)	(90.9)%
Legal settlements	—	(18,202)	18,202	(100.0)%
Miscellaneous (income) expense, net	(77)	397	(474)	(119.4)%

Total operating expense	539,348	485,690	53,658	11.0%

Operating (loss) income	$(5,054)	$8,761	$(13,815)	(157.7)%

Operating ratio	100.9%	98.2%		2.7%
Revenue containers (units)	116,854	114,518	2,336	2.0%
Average unit revenue	$4,263	$3,988	$275	6.9%

Operating Revenue. Our operating revenue increased $39.8 million, or 8.1% during the six months ended June 24, 2012 as compared to the six months ended June 26, 2011. This revenue increase can be attributed to the following factors (in thousands):

Bunker and intermodal fuel surcharges increase	$29,835
Revenue container volume increase	7,427
Revenue container rate increase	3,762
Other non-transportation services revenue decrease	(1,181)

Total operating revenue increase	$39,843

Bunker and intermodal fuel surcharges, which are included in our transportation revenue, accounted for approximately 22.9% of total revenue in the six months ended June 24, 2012 and approximately 18.7% of total revenue in the six months ended June 26, 2011. We adjust our bunker and intermodal fuel surcharges as a result of changes in the cost of bunker fuel for our vessels, in addition to diesel fuel fluctuations passed on to us by our truck, rail, and barge service providers. Fuel surcharges are evaluated regularly as the price of fuel fluctuates, and we may at times incorporate these surcharges into our base transportation rates that we charge. The increase in revenue container volume was due to continued customer support in our Hawaii tradelane. The increase in revenue container rate was primarily due to rate increases to mitigate increased variable expenses, including port security and wharfage fees. The decrease in non-transportation revenue was primarily due to a reduction in terminal services, partially offset by higher revenue from certain transportation services agreements.

Cost of Services. The $43.7 million increase in cost of services is primarily due to both higher vessel costs, as a result of a rise in fuel prices and increased duplicate fuel and vessel operating expenses associated with dry-dockings, and higher marine and inland expenses due to the increase in container volumes.

Vessel expense, which is not primarily driven by revenue container volume, increased $27.1 million for the six months ended June 24, 2012 compared to the six months ended June 26, 2011. This increase can be attributed to the following factors (in thousands):

Vessel fuel costs increase	$20,428
Labor and other vessel operating expense increase	5,877
Vessel space charter expense increase	895
Vessel lease expense decrease	(65)

Total vessel expense increase	$27,135

The $20.4 million rise in fuel costs is comprised of a $16.3 million increase due to higher fuel prices and $4.1 million primarily due to higher consumption as a result of additional operating days. The increase in labor and other vessel operating expense during 2012 is primarily due to dry-docking three of our vessels in China and vessel-related service interruptions.

Marine expense is comprised of the costs incurred to bring vessels into and out of port, and to load and unload containers. The types of costs included in marine expense are stevedoring and associated benefits, pilotage fees, tug fees, government fees, wharfage fees, dockage fees, and line handler fees. The $6.8 million increase in marine expense during the six months ended June 24, 2012 was primarily due to contractual rate increases and the newly enacted cargo scanning fee in Puerto Rico, cargo claims as a result of certain vessel-related service interruptions, and higher container volumes.

Inland expense increased to $93.3 million for the six months ended June 24, 2012 compared to $86.9 million during the six months ended June 26, 2011. The $6.4 million increase in inland expense is primarily due to higher fuel costs, contractual increases, and empty container repositioning costs as a result of the shutdown of our FSX service.

Land expense is comprised of the costs included within the terminal for the handling, maintenance, and storage of containers, including yard operations, gate operations, maintenance, warehouse, and terminal overhead. The increase in land expense can be attributed to the following (in thousands):

	Six Months Ended
	June 24, 2012	June 26, 2011	% Change
	(in thousands)
Land expense:
Maintenance	$27,681	$26,836	3.1%
Terminal overhead	27,158	26,610	2.1%
Yard and gate	15,201	14,076	8.0%
Warehouse	3,449	3,252	6.1%

Total land expense	$73,489	$70,774	3.8%

Non-vessel related maintenance expenses increased primarily due to higher fuel costs and additional repair and maintenance activities. Terminal overhead increased primarily due to higher utilities expense and severance for certain union employees that elected early retirement. Yard and gate expenses were higher as a result of contractual increases related to reefer monitoring and increased container volumes.

Depreciation and Amortization. Depreciation and amortization was $20.8 million during the six months ended June 24, 2012 as compared to $21.8 million during the six months ended June 26, 2011. The decrease in depreciation-owned vessels was due to certain vessel assets becoming fully depreciated and no longer subject to depreciation expense.

	Six Months Ended
	June 24, 2012	June 26, 2011	% Change
	(in thousands)
Depreciation and amortization:
Depreciation—owned vessels	$4,199	$5,013	(16.2)%
Depreciation and amortization—other	6,472	6,650	(2.7)%
Amortization of intangible assets	10,126	10,161	(0.3)%

Total depreciation and amortization	$20,797	$21,824	(4.7)%

Amortization of vessel dry-docking	$6,635	$8,138	(18.5)%

Amortization of Vessel Dry-docking. Amortization of vessel dry-docking was $6.6 million during the six months ended June 24, 2012 compared to $8.1 million for the six months ended June 26, 2011. Amortization of vessel dry-docking fluctuates based on the timing of dry-dockings, the number of dry-dockings that occur during a given period, and the amount of expenditures incurred during the dry-dockings. Dry-dockings generally occur every two and a half years and historically we have dry-docked approximately six vessels per year.

Selling, General and Administrative. Selling, general and administrative costs decreased to $41.0 million for the six months ended June 24, 2012 compared to $43.7 million for the six months ended June 26, 2011, a decrease of $2.7 million or 6.0%. This decrease is primarily comprised of a $2.0 million reduction in severance charges and a $1.9 million decline in legal and professional fees expenses associated with the antitrust investigation and related legal proceedings, partially offset by professional fees of $0.3 million incurred related to the search for a permanent CEO, and legal and tax consulting fees of $0.9 million associated with our refinancing efforts.

Impairment Charge. During the six months ended June 24, 2012, we accrued an additional $0.3 million related to certain leased equipment that was not deployed. During the third quarter, we purchased the equipment from the lessor and subsequently sold it to a third party, which resulted in a net cash outflow of $0.8 million.

We have made payments for the construction of three new cranes which are not yet placed into service. These cranes were initially purchased for use in our Anchorage, Alaska terminal and were expected to be installed and become fully operational in December 2010. However, the Port of Anchorage Intermodal Expansion Project has encountered significant delays. As such, at that time, we were marketing these cranes for sale and expected to complete the sale within one year. As a result of the reclassification to assets held for sale during the second quarter of 2011, we recorded an impairment charge of $2.8 million to write down the carrying value of the cranes to their estimated fair value less costs to sell. We are exploring installation of these cranes in our Honolulu, Hawaii terminal during 2013.

Legal Settlements. As discussed in Legal Proceedings, on March 22, 2011, the Court entered a judgment against us whereby we were required to pay a fine of $45.0 million to resolve the investigation by the DOJ. On April 28, 2011, the Court reduced the fine from $45.0 million to $15.0 million payable over five years without interest. During the second quarter of 2011, we reversed $19.2 million of the $30.0 million charge recorded during the year ended December 26, 2010 related to this legal settlement.

In January 2012, we entered into an agreement with the U.S. Department of Justice and pled guilty to two counts of providing federal authorities with false vessel oil record-keeping entries. Pursuant to the agreement and judgment entered by the United States District Court for the Northern District of California, we agreed to pay a fine of $1.0 million and donate an additional $0.5 million to the National Fish & Wildlife Foundation for environmental community service programs. Based on our best estimate at the time, we recorded a charge of $0.5 million related to this investigation during the year ended December 26, 2010. We recorded an additional $1.0 million during the quarter ended June 26, 2011.

Miscellaneous (Income) Expense, Net. Miscellaneous (income) expense, net increased $0.5 million during the six months ended June 24, 2012 compared to the six months ended June 26, 2011 primarily as a result of lower bad debt expense.

Interest Expense, Net. Interest expense, net increased to $35.2 million for the six months ended June 24, 2012 compared to $23.6 million for the six months ended June 26, 2011, an increase of $11.6 million or 49.2%. This increase was primarily due to a rise in interest rates resulting from the comprehensive refinancing, the issuance of Second Lien Notes, and the accretion of non-cash interest related to our long-term debt and legal settlements.

Income Tax Expense. The effective tax rate for the six months ended June 24, 2012 and June 26, 2011 was (0.6)% and (1.3)%, respectively. During the second quarter of 2009, we determined that it was unclear as to the timing of when we will generate sufficient taxable income to realize our deferred tax assets. Accordingly, we recorded a valuation allowance against our deferred tax assets. Although we have recorded a valuation allowance against our deferred tax assets, it does not affect our ability to utilize our deferred tax assets to offset future taxable income. Until such time that we determine it is more likely than not that we will generate sufficient taxable income to realize our deferred tax assets, income tax benefits associated with future period losses will be fully reserved. As a result, we do not expect to record a current or deferred tax benefit or expense and only minimal state tax provisions during those periods.

Liquidity and Capital Resources

Our principal sources of funds have been (i) earnings before non-cash charges and (ii) borrowings under debt arrangements. Our principal uses of funds have been (i) capital expenditures on our container fleet, our terminal operating equipment, improvements to our owned and leased vessel fleet, and our information technology systems, (ii) vessel dry-docking expenditures, (iii) working capital consumption, and (iv) principal and interest payments on our existing indebtedness. Our total liquidity as of June 24, 2012 was $37.0 million, which is comprised of $19.7 million of cash on hand and $17.3 million of borrowing availability under the ABL Facility.

Operating Activities

Net cash used in operating activities was $14.2 million for the six months ended June 24, 2012 compared to $44.2 million for the six months ended June 26, 2011. The decrease in cash used in operating activities is primarily due to the following (in thousands):

Increase in accounts payable	$25,331
Decrease in accounts receivable	10,685
Decrease in materials and supplies	3,866
Increase in payments related to vessel leases	(4,375)
Earnings adjusted for non-cash charges	(6,535)
Other changes in working capital, net	1,014

Total decrease in cash used in operating activities	$29,986

Investing Activities

Net cash used in investing activities was $3.4 million for the six months ended June 24, 2012 compared to $5.3 million for the six months ended June 26, 2011. The decrease in cash consumed is related to a decline in capital spending.

Financing Activities

Net cash provided by financing activities during the six months ended June 24, 2012 was $36.1 million compared to $71.5 million for the six months ended June 26, 2011. The net cash provided by financing activities during the six months ended June 24, 2012 included $42.5 million borrowed under the ABL Facility as compared to $88.1 million, net of payments, borrowed under the Senior Credit Facility during the six months ended June 26, 2011. In addition, during the six months ended June 26, 2011, we paid $6.8 million in financing costs related to fees associated with the amendment to the Senior Credit Facility, our efforts to obtain consent from our convertible noteholders, and our overall refinancing efforts, and we paid $4.4 million during the six months ended June 24, 2012 in financing costs related to fees associated with our efforts to obtain consent from our convertible noteholders, and the conversion of debt to equity.

Outlook

We expect 2012 volumes to be slightly above 2011 levels due to modest improvements in market conditions. During 2011, we implemented many cost savings initiatives including a reduction in non-union workforce, and through our relationships with our vessel and other union partners, we received union labor savings. In addition, many of our other transportation service providers either provided rate reductions or maintained rate levels. During 2012, we are incurring increases from our vessel union partners, transportation service providers, and other contractual increases for marine services, including wharfage. We believe we will be able to continue to mitigate expense increases through rate increases to our customers. Fuel prices remain volatile and our ability to implement and maintain fuel surcharge adjustments will have a significant impact on our earnings. We are extremely focused on liquidity preservation and expansion. We expect total liquidity during the remainder of 2012 to remain near or above the $37.0 million as of June 24, 2012.

We are also committed to ensuring quality service to our customers. As such, during 2012 we are making a significant investment in our Jones Act fleet by dry-docking three of our Puerto Rico vessels in Asia. Although this adds a considerable amount of transit expense in 2012, dry-docking the vessels in Asia enables us to make high quality enhancements to the vessels in the most efficient and cost effective manner.

Capital Requirements and Commitments

Based upon our current level of operations, as well as the recent restructuring and conversion of our debt and resolution of the lease obligations related to the vessels that served our FSX service, we believe cash flow from operations and available cash, together with borrowings available under the ABL Facility, will be adequate to meet our liquidity needs for the next twelve months.

During the next 12 months, we expect to spend approximately $28.0 million and $19.0 million on capital expenditures and dry-docking expenditures, respectively. Such capital expenditures will include vessel enhancements, rolling stock, and terminal infrastructure and equipment. We are dry-docking three of the vessels utilized in our Puerto Rico tradelane in China during 2012. Despite the significantly higher transit costs to get the vessels to Asia, we expect these dry-dockings will enable us to make high quality cargo modifications and other enhancements to our core Puerto Rico fleet that will be instrumental in ensuring service integrity for our customers. In addition, we are exploring installation of the cranes previously intended for Anchorage in our Hawaii terminal. If we decide to install these cranes in our Hawaii terminal, we expect to spend an additional $4.4 million on capital expenditures during the next twelve months.

We also expect to spend approximately $12.5 million during the next twelve months for legal settlements and legal expenses associated with the DOJ investigation and related antitrust legal matters, as well as approximately $6.5 million specifically related to the shutdown of our FSX service. The $6.5 million of FSX shutdown costs includes equipment per diem and termination charges, crew severance, other employee severance, and certain vessel related expenses.

Three of our vessels, the Horizon Anchorage, Horizon Tacoma, and Horizon Kodiak are leased, or chartered, under charters that are due to expire in January 2015. The charters for these vessels permit us to renew the charters or purchase the applicable vessel at the expiration of the charter period for a fixed price or fair market value specified in the relevant charter that is determined through a pre-agreed appraisal procedure. The fair market values of these vessels at the expiration of their charters cannot be predicted with any certainty.

Contractual Obligations and Off-Balance Sheet Arrangements

Contractual obligations as of June 24, 2012, are as follows (in thousands):

	Total Obligations	2012	2013-2014	2015-2016	Thereafter
Principal and operating lease obligations:
First lien notes	$223,875	$1,125	$4,500	$218,250	$—
Second lien notes(1)	140,000	—	—	140,000	—
ABL Facility	42,500	—	—	42,500	—
6.00% convertible senior notes	3,669	—	—	—	3,669
4.25% convertible senior notes	2,244	2,244	—	—	—
Operating leases	254,532	40,284	139,417	51,868	22,963
Capital lease	6,617	772	2,045	2,507	1,293

Subtotal	673,437	44,425	145,962	455,125	27,925

Interest obligations:
First lien notes(2)	108,839	12,313	48,758	47,768	—
Second lien notes(2)(3)	143,771	—	—	143,771	—
ABL Facility	8,343	967	3,848	3,528	—
6.00% convertible senior notes	490	50	195	195	50
4.25% convertible senior notes	48	48	—	—	—
Capital lease	1,940	320	1,007	545	68

Subtotal	263,431	13,698	53,808	195,807	118

Legal settlements	22,000	4,000	10,000	8,000	—
Other commitments(4)	9,120	2,868	6,252	—	—

Total obligations	$967,988	$64,991	$216,022	$658,932	$28,043

Standby letters of credit	$18,901	$14,616	$—	$4,285	$—

(1)	Includes $40 million in aggregate principal amount of second lien notes issued to SFL pursuant to the Global Termination Agreement. See “Recent Developments” for additional details.
(2)	Does not reflect additional interest expense should we fail to file an effective registration statement for first and second lien notes by November 8, 2012. Such additional interest expense would equal 0.25% per annum every 90 days provided that such increases would not, in total, exceed 1.0% per annum.
(3)	The second lien notes bear interest at a rate of either: (i) 13% per annum, payable semiannually in cash in arrears; (ii) 14% per annum, 50% of which payable semiannually in cash in arrears and 50% payable in kind; or (iii) 15% per annum payable in kind, payable semiannually. The table above reflects interest obligations under the second lien notes at 15% per annum payable in kind.
(4)	Other commitments includes the purchase commitment related to the three new cranes and restructuring liabilities.

Long-Term Debt

On October 5, 2011, we completed an offer to exchange $327.8 million in aggregate principal amount of our 4.25% Convertible Senior Notes due 2012 (the “4.25% Notes”), representing 99.3% of the aggregate principal amount of the 4.25% Notes outstanding, for (i) 1.0 million shares of our common stock, (ii) warrants to purchase 1.0 million shares of our common stock (the “Warrants”) and (iii) $178.8 million in aggregate principal amount of new 6.00% Series A Convertible Senior Secured Notes due 2017 (the “Series A Notes”) and $99.3 million in aggregate principal amount of new 6.00% Series B Mandatorily convertible Senior Secured Notes (the “Series B Notes” and, together with the Series A Notes, the “6.00% Convertible Notes”).

Concurrently with the consummation of the exchange offer, Horizon Lines, LLC issued (i) $225.0 million aggregate principal amount of new 11.00% First Lien Senior Secured Notes due 2016 (the “First Lien Notes”) and (ii) $100.0 million of new 13.00%-15.00% Second Lien Senior Secured Notes due 2016 (the “Second Lien Notes”). Horizon Lines, LLC also entered into a new $100.0 million asset-based revolving credit facility (the “ABL Facility”) at the consummation of the exchange offer.

On March 27, 2012, we announced that we had signed restructuring support agreements with more than 96% of our noteholders to further deleverage our balance sheet in connection with and contingent upon a restructuring of the vessel charter obligations related to the Company’s discontinued trans-Pacific service. The restructuring support agreements provide, among other things, that substantially all of the remaining $228.4 million of our Series A and Series B Notes will be converted into the Company’s stock, or warrants for non-U.S. citizens. The conversion of the Series A and Series B Notes was contingent upon a number of conditions, including the restructuring of our charter obligations with respect to the vessels formerly used in the FSX service.

On March 29, 2012, we launched consent solicitations to make certain amendments to the indentures which govern the First Lien Notes, Second Lien Notes, and the Series A Notes and Series B Notes. These amendments provided (i) for the issuance of

$40.0 million in aggregate principal amount of Second Lien Notes to SFL pursuant to the Global Termination Agreement, subordinated to the existing Second Lien Notes under certain circumstances, (ii) for the Company to pay-in-kind (PIK) interest payments on the Second Lien Notes, the Series A Notes and the Series B Notes, (iii) for SFL to purchase, at its option, all other outstanding Second Lien Notes from the holders (at a purchase price equal to the principal amount of the Second Lien Notes, plus accrued and unpaid interest) under circumstances where, among other things, the Company commences liquidation, administration, or receivership or other similar proceedings and (iv) for Series B Note holders to convert their notes at their option.

On May 3, 2012, the Company completed the conversion process and converted $175.9 million of Series A Notes and $48.9 million of Series B Notes into equity. In addition, the Company converted $5.6 million of Series A Notes and $1.6 million of Series B Notes issued during the second quarter of 2012 to satisfy the interest obligations associated with the 6.0% Convertible Notes. As a result of the conversion transactions, the Company issued approximately 27.7 million shares of the Company’s common stock and warrants for the purchase of approximately an additional 45.5 million shares of the Company’s common stock to holders of the Series A Notes. In addition, the Company issued approximately 1.0 million shares of the Company’s common stock and warrants for the purchase of approximately an additional 1.7 million shares of the Company’s common stock to holders of the Series B Notes. The conversion price of the warrants is $0.01 per common share. After completion of the conversion process, and assuming the exercise of all of the warrants issued to the holders of the Series A Notes and Series B Notes, holders of Series A Notes would hold approximately 80% of the Company’s outstanding shares and holders of Series B Notes would hold approximately 3% of the Company’s outstanding shares.

On October 5, 2011, we completed an offer to exchange $327.8 million in aggregate principal amount of our 4.25% Convertible Senior Notes due 2012 (the “4.25% Notes”), representing 99.3% of the aggregate principal amount of the 4.25% Notes outstanding, for (i) 1.0 million shares of our common stock, (ii) warrants to purchase 1.0 million shares of our common stock (the “Warrants”) and (iii) $178.8 million in aggregate principal amount of new 6.00% Series A Convertible Senior Secured Notes due 2017 (the “Series A Notes”) and $99.3 million in aggregate principal amount of new 6.00% Series B Mandatorily convertible Senior Secured Notes (the “Series B Notes” and, together with the Series A Notes, the “6.00% Convertible Notes”).

Concurrently with the consummation of the exchange offer, Horizon Lines, LLC issued (i) $225.0 million aggregate principal amount of new 11.00% First Lien Senior Secured Notes due 2016 (the “First Lien Notes”) and (ii) $100.0 million of new 13.00%-15.00% Second Lien Senior Secured Notes due 2016 (the “Second Lien Notes”). Horizon Lines, LLC also entered into a new $100.0 million asset-based revolving credit facility (the “ABL Facility”) at the consummation of the exchange offer.

6.00% Convertible Notes

On October 5, 2011, we issued $278.1 million aggregate principal amount of 6.00% Convertible Notes due 2017. The Series A Notes and the Series B Notes are each fully and unconditionally guaranteed by all of our domestic subsidiaries (collectively, the “Notes Guarantors”). The New Notes were issued pursuant to an indenture, which we and the Guarantors entered into with U.S. Bank National Association, as trustee and collateral agent, on October 5, 2011 (the “New Notes Indenture”).

Warrants

Certain warrants, not including the warrants issued to SFL, were issued pursuant to a warrant agreement, which we entered into with The Bank of New York Mellon Trust Company, N.A, as warrant agent, on October 5, 2011, as amended by Amendment No. 1 as of December 7, 2011 (the “Warrant Agreement”). Pursuant to the Warrant Agreement, each warrant entitles the holder to purchase common stock at a price of $0.01 per share, subject to adjustment in certain circumstances. Upon issuance, in lieu of payment of the exercise price, a warrant holder will have the right (but not the obligation) to require us to convert its warrants, in whole or in part, into shares of our common stock, without any required payment or request that we withhold, from the shares of common stock that would otherwise be delivered to such warrant holder, shares issuable upon exercise of the warrants equal in value to the aggregate exercise price.

Warrant holders will not be permitted to exercise or convert their warrants if and to the extent the shares of common stock issuable upon exercise or conversion would constitute “excess shares” (as defined in our certificate of incorporation) if they were issued. In addition, a warrant holder who cannot establish to our reasonable satisfaction that it (or, if not the holder, the person that the holder has designated to receive the common stock upon exercise or conversion) is a United States citizen, will not be permitted to exercise or convert its warrants to the extent the receipt of the common stock upon exercise or conversion would cause such person or any person whose ownership position would be aggregated with that of such person to exceed 4.9% of our outstanding common stock.

The warrants contain no provisions allowing us to force redemption and we have no conditional obligation to redeem or convert the warrants. Each warrant is convertible into shares of our common stock at an exercise price of $0.01 per share, which we have the option to waive. In addition, we have sufficient authorized and unissued shares available to settle the warrants during the maximum period the warrants could remain outstanding. As a result, the warrants do not meet the definition of an asset or liability and were classified as equity on the date of issuance. The warrants will be evaluated on a continuous basis to determine if equity classification continues to be appropriate.

First Lien Notes

The First Lien Notes were issued pursuant to an indenture on October 5, 2011. The First Lien Notes bear interest at a rate of 11.0% per annum, payable semiannually, beginning on April 15, 2012 and mature on October 15, 2016. The First Lien Notes are callable at 101.5% of their aggregate principal amount, plus accrued and unpaid interest in the first year after their issuance and at par plus accrued and unpaid interest thereafter. We are obligated to make mandatory prepayments of 1%, on an annual basis, of the original principal amount. These prepayments are due on a semiannual basis and commenced on April 15, 2012.

The First Lien Notes are fully and unconditionally guaranteed by the Notes Guarantors. The First Lien Notes are secured by a first priority lien on all Secured Notes Priority Collateral and a second priority lien on all ABL Priority Collateral (each as defined below). The First Lien Secured Notes contain affirmative and negative covenants which are typical for senior secured high-yield notes with no financial maintenance covenants. The First Lien Secured Notes contain other covenants, including: change of control put at 101% (subject to a permitted holder exception); limitation on asset sales; limitation on incurrence of indebtedness and preferred stock; limitation on restricted payments; limitation on restricted investments; limitation on liens; limitation on dividends; limitation on affiliate transactions; limitation on sale/leaseback transactions; limitation on guarantees by restricted subsidiaries; and limitation on mergers, consolidations and sales of all/ substantially all of our assets. These covenants are subject to certain exceptions and qualifications. We were in compliance with all such applicable covenants as of June 24, 2012.

On October 5, 2011, the fair value of the First Lien Notes was $228.4 million, which reflects our ability to call the First Lien Notes at 101.5% during the first year and at par thereafter. The original issue premium is being amortized through interest expense through the maturity of the First Lien Notes. We entered into a registration rights agreement with the purchasers of the First Lien Notes, which was amended on July 13, 2012. We are obligated to complete an A/B Exchange Offer as soon as practicable but in no event later than 400 days after the issuance of the First Lien Notes. If we do not complete the A/B Exchange Offer within the 400 day period, this will result in a registration default and 0.25% of additional interest per 90 days of registration default will be added to the interest payable on the First Lien Notes, up to a maximum of 1.00% of additional interest per annum.

Second Lien Notes

On October 5, 2011, we completed the sale of $100.0 million aggregate principal amount of our Second Lien Notes. The Second Lien Notes are fully and unconditionally guaranteed by the Notes Guarantors. The Second Lien Notes are secured by a second priority lien on all Secured Notes Priority Collateral and a third priority lien on all ABL Priority Collateral (each as defined below). The proceeds from the First Lien Notes and the Second Lien Notes were used, among other things, to satisfy in full our obligations outstanding under our previous first-lien revolving credit facility and term loan, which totaled $265.0 million on October 5, 2011.

The Second Lien Notes bear interest at a rate of either: (i) 13% per annum, payable semiannually in cash in arrears; (ii) 14% per annum, 50% of which payable semiannually in cash in arrears and 50% payable in kind; or (iii) 15% per annum payable in kind, payable semiannually, beginning on April 15, 2012, and mature on October 15, 2016. The Second Lien Notes are non-callable for 2 years from the date of their issuance, and thereafter the Second Lien Notes will be callable at (i) 106% of their aggregate principal amount, plus accrued and unpaid interest thereon in the third year, (ii) 103% of their aggregate principal amount, plus accrued and unpaid interest thereon in the fourth year, and (iii) at par plus accrued and unpaid interest thereafter.

The Second Lien Notes contain affirmative and negative covenants which are typical for senior secured high-yield notes with no financial maintenance covenants. The Second Lien Notes contain other covenants, including: change of control put at 101% (subject to a permitted holder exception); limitation on asset sales; limitation on incurrence of indebtedness and preferred stock; limitation on restricted payments; limitation on restricted investments; limitation on liens; limitation on dividends; limitation on affiliate transactions; limitation on sale/leaseback transactions; limitation on guarantees by restricted subsidiaries; and limitation on mergers, consolidations and sales of all/substantially all of our assets. These covenants are subject to certain exceptions and qualifications. We were in compliance with all such applicable covenants as of June 24, 2012.

On October 5, 2011, the fair value of the Second Lien Notes was $96.6 million. The original issue discount is being amortized through interest expense through the maturity of the Second Lien Notes. We entered into a registration rights agreement with the purchasers of the Second Lien Notes, which was amended July 13, 2012. We are obligated to complete an A/B Exchange Offer as soon as practicable but in no event later than 400 days after the issuance of the Second Lien Notes. If we do not complete the A/B Exchange Offer within the 400 day period, this will result in a registration default and 0.25% of additional interest per 90 days of registration default will be added to the interest payable on the Second Lien Notes, up to a maximum of 1.00% of additional interest per annum.

SFL Note

On April 5, 2012, we entered into a Global Termination Agreement with Ship Finance International Limited and certain of its subsidiaries (“SFL”) which enabled us to terminate early the bareboat charters of the five foreign-built, U.S.-flag vessels that formerly operated in the FSX service. The Global Termination Agreement became effective on April 9, 2012.

Pursuant to the Global Termination Agreement, in consideration for the early termination of the vessel leases, and related agreements and the mutual release of all claims thereunder, we agreed to: (i) issue to SFL $40.0 million in aggregate principal amount of Second Lien Senior Secured Notes; (ii) issue to SFL the number of warrants to purchase 9,250,000 shares of our common stock at a conversion price of $0.01 per common share; (iii) transfer to SFL certain property on board the vessels (such as bunker fuel, spare parts and equipment, and consumable stores) at the time of redelivery to SFL without any additional payment; (iv) reimburse reasonable costs incurred by SFL to (a) return the vessels from their current laid up status to operating status, which reimbursement shall not exceed $0.6 million, (b) reposition the vessels from the Philippines to either Hong Kong or Singapore, which reimbursement shall not exceed $0.1 million, (c) remove our stack insignia and name from the vessels, which reimbursement shall not exceed $0.1 million, and (d) complete the reflagging of the vessels to the Marshall Islands registry, which reimbursement is currently expected to approximate $0.1 million; and (v) reimburse SFL for their reasonable costs and expenses incurred in connection with the transaction, which we estimate represents an aggregate maximum reimbursement obligation to the SFL Parties of $0.6 million. We paid a total of $0.7 million during the first half of 2012, and expect to pay up to $0.8 million during the second half of 2012.

ABL Facility

On October 5, 2011, we entered into a $100.0 million asset-based revolving credit facility (the “ABL Facility”) with Wells Fargo Capital Finance, LLC (“Wells Fargo”). Use of the ABL Facility is subject to compliance with a customary borrowing base limitation. The ABL Facility includes an up to $30.0 million letter of credit sub-facility and a swingline sub-facility up to $15.0 million, with Wells Fargo serving as administrative agent and collateral agent. We have the option to request increases in the maximum commitment under the ABL Facility by up to $25.0 million in the aggregate; however, such incremental facility increases have not been committed to in advance. The ABL Facility was used on the closing date for the rollover of certain issued and outstanding letters of credit and thereafter is used by us for working capital and other general corporate purposes.

The ABL Facility matures October 5, 2016 (but 90 days earlier if the First Lien Notes and the Second Lien Notes are not repaid or refinanced as of such date). The interest rate on the ABL Facility is LIBOR or a base rate plus an applicable margin based on leverage and excess availability ranging from (i) 1.25% to 2.75%, in the case of base rate loans and (ii) 2.25% to 3.75%, in the case of LIBOR loans. A fee ranging from .375% to .50% per annum will accrue on unutilized commitments under the ABL Facility. As of June 24, 2012, total availability under the ABL Facility was $17.3 million after taking into account $42.5 million of outstanding borrowings and $18.9 million utilized for letters of credit.

The ABL Facility is secured by (i) a first priority lien on our interest in accounts receivable, deposit accounts, securities accounts, investment property (other than equity interests of the subsidiaries and joint ventures) and cash, in each case with certain exceptions and (ii) a fourth priority lien on all or substantially all other of our assets securing the First Lien Notes, the Second Lien Notes and the 6.00% Convertible Notes.

The ABL Facility requires compliance with a minimum fixed charge coverage ratio test if excess availability is less than the greater of (i) $12.5 million or (ii) 12.5% of the maximum commitment under the ABL Facility. In addition, the ABL Facility includes certain customary negative covenants that, subject to certain materiality thresholds, baskets and other agreed upon exceptions and qualifications, will limit, among other things, indebtedness, liens, asset sales and other dispositions, mergers, liquidations, dissolutions and other fundamental changes, investments and acquisitions, dividends, distributions on equity or redemptions and repurchases of capital stock, transactions with affiliates, repayments of certain debt, conduct of business and change of control. The ABL Facility also contains certain customary representations and warranties, affirmative covenants and events of default, as well as provisions requiring compliance with applicable citizenship requirements of the Jones Act. We were in compliance with all such applicable covenants as of June 24, 2012.

Goodwill

We review our goodwill, intangible assets and long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amounts of these assets may not be recoverable, and also review goodwill annually. As of June 24, 2012, the carrying value of our goodwill was $198.8 million. Earnings estimated to be generated are expected to support the carrying value of goodwill. However, should our operating results differ from what is expected or other triggering events occur, it could imply that our goodwill may not be recoverable and may result in the recognition of a non-cash write down of goodwill.

Interest Rate Risk

Our primary interest rate exposure relates to the ABL Facility. As of June 24, 2012, we had $42.5 million outstanding under the ABL Facility. The interest rate on the ABL Facility is based on LIBOR or a base rate plus an applicable margin based on leverage and excess availability ranging from (i) 1.25% to 2.75%, in the case of base rate loans and (ii) 2.25% to 3.75%, in the case of LIBOR loans. Each quarter point change in interest rates would result in a $0.1 million change in annual interest expense on the ABL facility.

Recent Accounting Pronouncements

In June 2011, the FASB issued changes to the manner in which entities present comprehensive income in their financial statements. The new guidance requires entities to report components of comprehensive income in either (1) a continuous statement of comprehensive income or (2) two separate but consecutive statements. The new guidance does not change the items that must be reported in other comprehensive income. In December 2011, the FASB deferred the requirement that companies present reclassification adjustments for each component of accumulated other comprehensive income in both net income and other comprehensive income on the face of the financial statements. The new reporting requirement is effective for fiscal years and interim reporting periods within those years beginning after December 15, 2011, with early adoption permitted. We have elected to early adopt the accounting pronouncement as of December 25, 2011 and the effect on our consolidated financial statements was to present activity impacting net income and other comprehensive loss in two consecutive statements.

In May 2011, the FASB issued changes to certain portions of the authoritative literature related to fair value measurements and disclosures in order to achieve common fair value measurement and disclosure requirements under GAAP and International Financial Reporting Standards. The update clarifies disclosures for financial instruments categorized within level 3 of the fair value hierarchy that require companies to provide quantitative information about unobservable inputs used, the sensitivity of the measurement to changes in those inputs, and the valuation processes used by the reporting entity. Implementation of this standard is effective for fiscal years and interim periods within those years beginning after December 15, 2011. Implementation of this standard did not have a material impact on our consolidated financial statements.

Forward Looking Statements

This Form 10-Q contains “forward-looking statements” within the meaning of the federal securities laws. These forward-looking statements are intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are those that do not relate solely to historical fact. They include, but are not limited to, any statement that may predict, forecast, indicate or imply future results, performance, achievements or events. Words such as, but not limited to, “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “targets,” “projects,” “likely,” “will,” “would,” “could” and similar expressions or phrases identify forward-looking statements.

All forward-looking statements involve risks and uncertainties. The occurrence of the events described, and the achievement of the expected results, depend on many events, some or all of which are not predictable or within our control. Actual results may differ materially from expected results.

Factors that may cause actual results to differ from expected results include:

•	volatility in fuel prices,

•	decreases in shipping volumes,

•	our ability to maintain adequate liquidity to operate our business,

•	our ability to make interest payments on our outstanding indebtedness,

•	work stoppages, strikes, and other adverse union actions,

•	the reaction of our customers and business partners to our announcements and filings, including those referred to herein,

•	government investigations and legal proceedings,

•	suspension or debarment by the federal government,

•	compliance with safety and environmental protection and other governmental requirements,

•	failure to comply with the terms of our probation,

•	increased inspection procedures and tighter import and export controls,

•	repeal or substantial amendment of the coastwise laws of the United States, also known as the Jones Act,

•	catastrophic losses and other liabilities,

•	the successful start-up of any Jones-Act competitor,

•	failure to comply with the various ownership, citizenship, crewing, and build requirements dictated by the Jones Act,

•	the arrest of our vessels by maritime claimants,

•	severe weather and natural disasters, or

•	the aging of our vessels and unexpected substantial dry-docking or repair costs for our vessels.

In light of these risks and uncertainties, expected results or other anticipated events or circumstances discussed in this Form 10-Q might not occur. We undertake no obligation, and specifically decline any obligation, to publicly update or revise any forward-looking statements, even if experience or future developments make it clear that projected results expressed or implied in such statements will not be realized, except as may be required by law.

See the section entitled “Risk Factors” in our Form 10-K for the fiscal year ended December 25, 2011, as filed with the SEC for a more complete discussion of these risks and uncertainties and for other risks and uncertainties. Those factors and the other risk factors described therein are not necessarily all of the important factors that could cause actual results or developments to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our results. Consequently, there can be no assurance that actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements.

3. Quantitative and Qualitative Disclosures About Market Risk

We maintain policies for managing risk related to exposure to variability in interest rates, fuel prices and other relevant market rates and prices which includes entering into derivative instruments in order to mitigate our risks. We do not currently have any derivative instruments outstanding.

Our exposure to market risk for changes in interest rates is limited to our ABL Facility and one of our operating leases. The interest rate for our ABL Facility is currently indexed to LIBOR of one, two, three, or six months as selected by us (or nine or twelve months, if available, and consented to by the Lenders), or the Alternate Base Rate as defined in the ABL Facility. One of our operating leases is currently indexed to LIBOR of one month.

In addition, at times we utilize derivative instruments tied to various indexes to hedge a portion of our quarterly exposure to bunker fuel price increases. These instruments consist of fixed price swap agreements. We do not use derivative instruments for trading purposes. Credit risk related to the derivative financial instruments is considered minimal and is managed by requiring high credit standards for its counterparties. We currently do not have any bunker fuel price hedges in place.

Changes in fair value of derivative financial instruments are recorded as adjustments to the assets or liabilities being hedged in the statement of operations or in accumulated other comprehensive loss, depending on whether the derivative is designated and qualifies for hedge accounting, the type of hedge transaction represented and the effectiveness of the hedge.

4. Controls and Procedures

Disclosure Controls and Procedures

The Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the Company’s disclosure controls and procedures as of the end of the period covered by this report. Based on such evaluation, each of the Company’s Chief Executive Officer and Chief Financial Officer has concluded that the Company’s disclosure controls and procedures are effective.

Changes in Internal Control

There were no changes in the Company’s internal control over financial reporting during the Company’s fiscal quarter ending June 24, 2012, that have materially affected or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

PART II. OTHER INFORMATION

1. Legal Proceedings

On April 17, 2008, we received a grand jury subpoena and search warrant from the United States District Court for the Middle District of Florida seeking information regarding an investigation by the Antitrust Division of the DOJ into possible antitrust violations in the domestic ocean shipping business. On February 23, 2011, we entered into a plea agreement with the DOJ, and the Court has entered judgment accepting our plea agreement and has imposed a fine of $15.0 million payable over five years without interest. We recorded a charge of $30.0 million during the year ended December 26, 2010, which represented the present value of the $45.0 million fine in installment payments. On April 28, 2011, the Court reduced the fine from $45.0 million to $15.0 million payable over five years without interest. As a result, during the six months ended June 26, 2011, we recorded a reversal of $19.2 million of the charge originally recorded during December 26, 2010.

Subsequent to the commencement of the DOJ investigation, thirty-two class action lawsuits on behalf of direct purchasers of ocean shipping services in the Puerto Rico tradelane were consolidated into a single multidistrict litigation (“MDL”) proceeding in the District of Puerto Rico. On June 11, 2009, we entered into a settlement agreement with the named plaintiff class representatives in the Puerto Rico MDL. Under the settlement agreement, we paid $20.0 million and agreed to provide a base-rate freeze to class members who elect such freeze in lieu of a cash payment.

One class action lawsuit relating to ocean shipping services in the Alaska tradelane is pending in the District of Alaska. We and the class plaintiffs have agreed to stay the Alaska litigation, and we intend to vigorously defend against the purported class action lawsuit in Alaska.

We received an administrative subpoena from the Department of Defense (“DOD”) for documents relating to an investigation involving fuel surcharges that freight forwarders may have improperly charged to the DOD. We are cooperating with the government with respect to this matter.

In the ordinary course of business, from time to time, we become involved in various legal proceedings. These relate primarily to claims for loss or damage to cargo, employees’ personal injury claims, and claims for loss or damage to the person or property of third parties. We generally maintain insurance, subject to customary deductibles or self-retention amounts, and/or reserves to cover these types of claims. We also, from time to time, become involved in routine employment-related disputes and disputes with parties with which we have contractual relations.

1A. Risk Factors

There have been no material changes from our risk factors as previously reported in our Annual Report on Form 10-K for the fiscal year ended December 25, 2011, as filed with the SEC.

2. Unregistered Sales of Equity Securities and Use of Proceeds

None.

3. Defaults Upon Senior Securities

None.

4. Mine Safety Disclosures

None.

5. Other Information

None.

6. Exhibits

4.1	Second Supplemental Indenture governing the 6.00% Series A Convertible Senior Secured Notes due 2017 and 6.00% Series B Mandatorily Convertible Senior Secured Notes, dated May 3, 2012 Association (filed as Exhibit 4.1 to the Company’s report on Form 8-K filed May 7, 2012).
10.1*	Restricted Stock Unit Agreement among the Company and Samuel A. Woodward dated July 7, 2012

31.1*	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2*	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1*	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2*	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101.INS**	XBRL Instance Document

101.SCH**	XBRL Taxonomy Extension Schema Document

101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document

101.LAB**	XBRL Taxonomy Extension Label Linkbase Document

101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith.
**	Pursuant to Rule 406T of Regulation S-T, the Interactive Data Files on Exhibit 101 hereto are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: September 17, 2012

HORIZON LINES, INC.

By:	/s/ MICHAEL T. AVARA
Michael T. Avara
Executive Vice President & Chief Financial Officer
(Principal Financial Officer & Authorized Signatory)

EXHIBIT INDEX

Exhibit No.	Description

4.1	Second Supplemental Indenture governing the 6.00% Series A Convertible Senior Secured Notes due 2017 and 6.00% Series B Mandatorily Convertible Senior Secured Notes, dated May 3, 2012 Association (filed as Exhibit 4.1 to the Company’s report on Form 8-K filed May 7, 2012).

10.1*	Restricted Stock Unit Agreement among the Company and Samuel A. Woodward dated July 7, 2012

31.1*	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2*	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1*	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2*	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101.INS**	XBRL Instance Document

101.SCH**	XBRL Taxonomy Extension Schema Document

101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document

101.LAB**	XBRL Taxonomy Extension Label Linkbase Document

101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith.
**	Pursuant to Rule 406T of Regulation S-T, the Interactive Data Files on Exhibit 101 hereto are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

Exhibit 10.1

RESTRICTED STOCK UNIT AGREEMENT

RESTRICTED STOCK UNIT AGREEMENT (this “Agreement”), dated as of July 5, 2012 (the “Grant Date”), by and between the Samuel A. Woodward (the “Executive”) and Horizon Lines, Inc. (the “Company”).

W I T N E S S E T H:

WHEREAS, the Company and the Executive have entered into an employment agreement, dated June 7, 2012 (the “Employment Agreement”);

WHEREAS, pursuant to the terms of the Employment Agreement, the Company has agreed to grant to the Executive an equity incentive award relating to three million (3,000,000) shares of common stock of the Company, which is to be subject to a combination of time-based and performance-based vesting conditions; and

WHEREAS, the Company’s Board of Directors (the “Board”) has determined that it is desirable to grant such equity incentive award in the form of restricted stock units.

NOW, THEREFORE, the parties agree as follows:

1. Grant of Restricted Stock Units. Pursuant to the provisions of this Restricted Stock Unit Agreement (the “Agreement”), the Company hereby grants to the Executive three million (3,000,000) restricted stock units (the “RSUs”). Each RSU shall entitle the Executive to receive one share of common stock of the Company (“Common Stock”), and cash equal to the amount of any dividend equivalents credited to such RSU, subject to and in accordance with the terms and conditions specified in this Agreement. All capitalized terms used in this Agreement, to the extent not defined, shall have the same meanings as assigned to those terms in the Employment Agreement.

2. Vesting. The RSUs shall vest and cease to be subject to any restrictions in accordance with the provisions of this Section 2.

(a)	Time-Based RSUs. One-million five hundred thousand (1,500,000) RSUs shall be “Time-Based RSUs” and shall vest in accordance with the following schedule:

(i)	250,000 RSUs will vest if the Executive remains in continuous employment with the Company from the Grant Date to December 31, 2012;

(ii)	500,000 RSUs will vest if the Executive remains in continuous employment with the Company from the Grant Date to December 31, 2013;

(iii)	500,000 RSUs will vest if the Executive remains in continuous employment with the Company from the Grant Date to December 31, 2014; and

(iv)	250,000 RSUs will vest if the Executive remains in continuous employment with the Company from the Grant Date to June 30, 2015.

Except as specifically provided in this Agreement and the Employment Agreement, unvested Time-Based RSUs shall be forfeited upon Executive’s termination of employment.

(b)	Performance-Based RSUs. The remaining one-million five hundred thousand (1,500,000) RSUs shall be “Performance-Based RSUs” and shall vest on the dates set forth below (each, a “Performance Vesting Date”) in accordance with the following schedule:

(i)	250,000 RSUs will vest on December 31, 2012 if the Executive remains in continuous employment with the Company from the Grant Date to that date and the performance goals established by the Board (or the Compensation Committee of the Board (the “Committee”)) for the Company’s fiscal year ending in 2012 (the “2012 Performance Year”) are fully achieved;

(ii)	625,000 RSUs will vest on December 31, 2013 if the Executive remains in continuous employment with the Company from the Grant Date to that date and the performance goals established by the Board (or the Committee) for the Company’s fiscal year ending in 2013 (the “2013 Performance Year”) are fully achieved; and

(iii)	625,000 RSUs will vest on December 31, 2014 if the Executive remains in continuous employment with the Company from the Grant Date to that date and the performance goals established by the Board (or the Committee) for the Company’s fiscal year ending in 2014 (the “2014 Performance Year”) are fully achieved.

The Board (or the Committee) shall in its sole discretion establish the performance goals for a fiscal year (a “Performance Year”), and also may provide for vesting of less than the full number of RSUs eligible to vest for such Performance Year based on lower levels of performance goal achievement for that Performance Year. The Board (or the Committee) shall establish the performance goals for the 2013 Performance Year and the 2014 Performance Year as soon as practicable following the first day of each such Performance Year, and shall establish the performance goals for the 2012 Performance Year by no later than the Grant Date. The Board (or the Committee) shall determine the number of RSUs that have vested for a particular Performance Year after the Audit Committee of the Board has completed its final review of the Company’s audited financial statement for such Performance Year.

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Notwithstanding the vesting schedule described above, if any Performance-Based RSUs do not vest on their assigned Performance Vesting Date solely because the performance goals for the Performance Year were not fully achieved, such Performance-Based RSUs will not be forfeited, but will remain outstanding and shall be eligible to vest on any following Performance Vesting Date (each, a “Following Vesting Date”) if the Executive remains in continuous employment with the Company to the Following Vesting Date and to the extent that the performance goals established by the Board (or the Committee) for the Performance Year ending with or immediately before the Following Vesting Date are achieved.

Except as otherwise specifically provided in this Agreement and the Employment Agreement, unvested Performance-Based RSUs shall be forfeited upon the Executive’s termination of employment; provided, however, that if the Executive’s employment terminates after the end of a Performance Year but before the Board (or the Committee) has determined the extent to which the performance goals for such Performance Year have been met, unvested Performance-Based RSUs shall not be forfeited until the Board (or the Committee) has made its determination of performance goal achievement for that Performance Year. In addition, the Executive shall forfeit all remaining unvested Performance-Based RSUs that do not vest based on the achievement of the performance goals for the 2014 Performance Year.

(c)	Additional Vesting Events. Notwithstanding the foregoing, the Time-Based RSUs and the Performance-Based RSUs shall be subject to the additional vesting provisions described below:

(i)	Upon the Company’s termination of the Executive’s employment without Cause or the Executive’s resignation for Good Reason, the Executive shall immediately become vested in a pro-rata number of the outstanding and unvested Time-Based RSUs that would have vested on December 31 of the calendar year in which such termination of employment occurs as if the Executive’s employment had not terminated.

(ii)	Upon the Company’s termination of the Executive’s employment by the Company without Cause, on account of the Executive’s Disability or death or on account of the Executive’s resignation for Good Reason, the Performance-Based RSUs that are eligible to vest for the calendar year in which termination of employment occurs shall remain outstanding following the Executive’s termination of employment and, contingent upon the level of performance goal attainment for the Performance Year ending within such calendar year, the Executive shall vest in a pro-rata number of such Performance-Based RSUs.

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(iii)	All outstanding and unvested Time-Based RSUs shall become vested and no longer subject to restriction immediately prior to the occurrence of a Change of Control, or upon the Executive’s termination of employment due to Disability or death.

(iv)	All outstanding and unvested Performance-Based RSUs shall become vested and no longer subject to restriction immediately prior to the occurrence of a Change of Control.

Any pro-ration required pursuant to this Section 2(c) shall be determined based on the number of days that have elapsed from the first day of the calendar year to the date on which the Executive’s employment terminates.

3. Settlement of RSUs.

(a)	Each vested RSU shall be settled by lump sum delivery of shares of Common Stock within thirty (30) days following termination of the Executive’s employment with the Company or, if a Change of Control occurs before the Executive’s termination of employment, immediately prior to the occurrence of such Change of Control.

(b)	Notwithstanding the foregoing, if the Board (or the Committee) determines pursuant to Sections 2(b) or (c)(ii) that any Performance-Based RSUs have vested after the Executive has terminated employment with the Company, then such vested RSUs shall be settled by lump sum delivery of shares of Common Stock during the Company’s fiscal year that immediately follows the Performance Year to which such vesting relates (and within no later than thirty (30) days following the final review by the Audit Committee of the Board of the Company’s audited financial statements for such Performance Year). In addition, RSUs that vest on the Executive’s termination of employment in accordance with Section 7(c) of the Employment Agreement shall be settled on the sixtieth (60th) day following the date on which Executive’s employment terminated.

(c)	The lump sum delivery to the Executive shall consist of one share of Common Stock for each vested RSU and cash equal to the amount of dividend equivalents credited to the RSU (if any). The Company shall cause to be delivered to the Executive one or more unlegended, freely-transferable stock certificates in respect of the shares of Common Stock issued upon settlement of vested RSUs.

4. Dividend Equivalent Rights. The RSUs do not provide the Executive with the rights of a shareholder of Common Stock. However, the Executive shall accumulate dividend equivalent rights on all RSUs in an amount equal to the cash dividends paid with respect to a share of Common Stock on each date prior to payment of the Executive’s RSUs that a cash dividend is paid on the Company Stock. The dividend equivalent rights shall be held by the

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Company as a bookkeeping account and shall be subject to the same terms and conditions (including vesting terms) as the corresponding RSUs and shall accumulate and be paid in the form of a single cash lump-sum payment if and when payment for the corresponding RSUs is made.

5. No Ownership. Other than the right to receive dividend equivalents, the Executive shall not have any rights of a stockholder with respect to the RSUs (including, without limitation, voting rights) until shares of Common Stock have been distributed to the Executive in connection with the Executive’s vested RSUs.

6. Nontransferability of the RSUs. The RSUs and any interest therein may not be sold, assigned, transferred, pledged, hypothecated or otherwise disposed of, except by will or the laws of descent and distribution and subject to the conditions set forth in this Agreement. Any attempt to transfer RSUs in contravention of this section is void ab initio. The RSUs shall not be subject to execution, attachment or other process.

7. Other Restrictions.

(a)	The RSUs shall be subject to the terms of any compensation recoupment policy now in effect or subsequently adopted by the Board (or the Committee). The terms of any such compensation recoupment policy shall be made a part of this Agreement.

(b)	The Executive acknowledges that the Executive is subject to the Company’s policies regarding compliance with securities laws (as in effect from time to time), and, pursuant to these policies, if the Executive is on the Company’s insider list, the Executive shall be required to obtain pre-clearance from the Company’s General Counsel prior to purchasing or selling any of the Company’s securities, including any shares issued upon vesting of the RSUs, and may be prohibited from selling such shares other than during an open trading window. The Executive further acknowledges that, in its discretion, the Company may prohibit the Executive from selling such shares even during an open trading window if the Company has concerns over the potential for insider trading.

8. Equitable Adjustment.

(a)

The Board (or the Committee) shall equitably and proportionally adjust the number and kind of shares of Common Stock subject to the RSUs and other relevant terms set forth in this Agreement, in the event of a stock dividend, stock split or combination of shares, recapitalization or merger in which the Company is the surviving corporation, or other change in the Company’s corporate structure or capital stock (including, but not limited to, the creation or issuance to stockholders generally of rights, options or warrants for the purchase of Common Stock or preferred stock of the Company), as necessary or appropriate to preserve the intended benefits of the RSUs for the Company

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and the Executive. For the avoidance of doubt, there shall be no adjustment solely to maintain the percentage ownership that the RSUs represent in the Company’s outstanding equity as of the Grant Date (i.e., “anti-dilution adjustment”).

(b)	Notwithstanding anything in this Agreement to the contrary, the Board (or the Committee) may take the foregoing actions without the consent of the Executive, and its determination shall be conclusive and binding on all persons and for all purposes.

9. Taxes. The Executive shall be required to pay to the Company, or make arrangements satisfactory to the Company regarding the payment by the Executive to the Company of, an amount equal to all applicable payroll and other withholding taxes (which shall mean the aggregate amount of federal, state and local income and employment taxes required to be withheld in connection with the RSUs). The parties may provide for payment of applicable payroll and other withholding taxes by having the Company retain that number of shares of Common Stock (valued at their fair market value as of the date of retention) that would satisfy all or a specified portion of such taxes. No payment with respect to the RSUs granted under this Agreement shall be made until the Executive has paid or has made arrangements approved by the Company to satisfy in full all applicable payroll and other withholding taxes.

10. No Right to Continued Employment. Nothing contained in this Agreement shall be deemed to confer upon the Executive any right to continue in the employment of the Company or any affiliate. The Employment Agreement shall govern the terms of the Executive’s employment.

11. Miscellaneous.

(a)	Governing Law/Jurisdiction. This Agreement shall be governed by and construed in accordance with the laws of the State of North Carolina without reference to principles of conflict of laws.

(b)	Notices. Any notice required or permitted under this Agreement shall be deemed given when delivered in accordance with the notice provisions of the Employment Agreement.

(c)	Failure to Enforce Not a Waiver. The failure of either party hereto to enforce at any time any provision of this Agreement shall in no way be construed to be a waiver of such provision or of any other provision hereof.

(d)	Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be an original but all of which together shall represent one and the same agreement.

(e)	Modifications; Entire Agreement; Headings. This Agreement cannot be changed or terminated orally. This Agreement and the Employment

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Agreement contain the entire agreement between the parties relating to the subject matter hereof. The section headings herein are intended for reference only and shall not affect the interpretation hereof.

12. Internal Revenue Code Section 409A.

(a)	It is intended that any amounts payable under this Agreement shall either be exempt from or comply with Section 409A of the Code (including the Treasury regulations and other published guidance relating thereto) (“Code Section 409A”) so as not to subject the Executive to payment of any interest or additional tax imposed under Code Section 409A, and shall be consistently interpreted in accordance with such intent. To the extent that any amount payable under this Agreement would trigger the additional tax, penalty or interest imposed by Code Section 409A, this Agreement shall be modified to avoid such additional tax, penalty or interest yet preserve (to the nearest extent reasonably possible) the intended benefit payable to the Executive. No provision of this Agreement shall be interpreted or construed to transfer any liability for failure to comply with the requirements of Section 409A from Executive or any other individual to the Company or any of their respective affiliates, employees or agents.

(b)	To the extent a payment or benefit under this Agreement is nonqualified deferred compensation subject to Code Section 409A, a termination of employment by the Executive shall not be deemed to have occurred for purposes of any provision of this Agreement providing for the payment of any amounts upon or following a termination of employment unless such termination is also a “separation from service” within the meaning of Code Section 409A and, for purposes of any such provision of this Agreement, references to a “termination,” “termination of employment” or like terms shall mean “separation from service” within the meaning of Code Section 409A. If the Executive is deemed on the date of a separation from service (within the meaning of Code Section 409A) to be a “specified employee” (within the meaning of that term under Section 409A(a)(2)(B) of the Code and determined using any identification methodology and procedure selected by the Company from time to time, or, if none, the default methodology and procedure specified under Code Section 409A), then with regard to any payment or the provision of any benefit that is “nonqualified deferred compensation” within the meaning of Code Section 409A and which is paid as a result of the Executive’s “separation from service,” such payment or benefit shall not be made or provided prior to the date which is the earlier of (A) the expiration of the six (6)-month period measured from the date of such “separation from service” of the Executive, and (B) the date of the Executive’s death (the “Delay Period”). Upon the expiration of the Delay Period, all payments and benefits delayed pursuant to this clause (whether they would have otherwise been payable in a single sum or in installments in the absence of such delay) shall be paid to the Executive in a lump sum, and any remaining payments and benefits due under this Agreement shall be paid or provided in accordance with the normal payment dates specified for them herein.

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* * * Signature Page to Follow * * *

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IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first set forth above.

HORIZON LINES, INC.

By:	/s/ Jeffrey A. Brodsky
Jeffrey A. Brodsky
Chairman, Board of Directors

EXECUTIVE

/s/ Samuel A. Woodward
Samuel A. Woodward

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Exhibit 31.1

HORIZON LINES, INC.

CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Samuel A. Woodward, President and Chief Executive Officer, certify that:

1.	I have reviewed this report on Form 10-Q , as amended by the Quarterly Report on Form 10-Q/A filed on the date hereof, of Horizon Lines, Inc.;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: September 17, 2012

/s/ SAMUEL A. WOODWARD
Samuel A. Woodward
President and Chief Executive Officer
(Principal Executive Officer)

Exhibit 31.2

HORIZON LINES, INC.

CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Michael T. Avara, Executive Vice President and Chief Financial Officer, certify that:

1.	I have reviewed this report on Form 10-Q, as amended by the Quarterly Report on Form 10-Q/A filed on the date hereof, of Horizon Lines, Inc.;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: September 17, 2012

/s/ MICHAEL T. AVARA
Michael T. Avara
Executive Vice President and Chief Financial Officer
(Principal Financial Officer)

Exhibit 32.1

HORIZON LINES, INC.

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF

THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report of Horizon Lines, Inc. (the “Company”) on Form 10-Q for the period ending June 24, 2012 as filed with the Securities and Exchange Commission, and as amended by the Quarterly Report on Form 10-Q/A filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Samuel A. Woodward, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1)	The Report fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ SAMUEL A. WOODWARD
Samuel A. Woodward
President and Chief Executive Officer
(Principal Executive Officer)

September 17, 2012

Exhibit 32.2

HORIZON LINES, INC.

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF

THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report of Horizon Lines, Inc. (the “Company”) on Form 10-Q for the period ending June 24, 2012 as filed with the Securities and Exchange Commission, and as amended by the Quarterly Report on Form 10-Q/A filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Michael T. Avara, Executive Vice President and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1)	The Report fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ MICHAEL T. AVARA
Michael T. Avara
Executive Vice President and Chief Financial Officer
(Principal Financial Officer)

September 17, 2012